UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July, 2006

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1. The Annual Report 2006 to shareholders, prepared on a consolidated basis for the fiscal year ended March 31, 2006.

Pioneer *sound.vision.soul*


Unwavering RESOLVE...

Annual Report 2006

For the Year Ended March 31, 2006

Unwavering RESOLVE...

With an unwavering resolve and passion, Pioneer will implement structural reforms to advance to the next stage of growth.



atoshi Matsumoto
Osamu Yamada
Senior Managing Director
Hajime Ishizuka
Senior Managing Director
and Representative Director
hinji Yasuda
Tamihiko Sudo
Akira Haeno
Managing Director

Make Healthy Businesses Stronger

Allocating more resources to the highly profitable Car Electronics business

Add Higher Value to Products to Restore Profitability

Paving the way for a recovery in the Home Electronics business in fiscal 2008

Create Entirely New Markets

Developing products leveraging outstanding technologies to deliver new forms of value to the marketplace

Enhance Management Quality

Striving to ensure sound management under a new organization and management structure to fulfill the expectations of stakeholders

To Our STAKEHOLDERS

Fiscal 2006, the year ended March 31, 2006, was an extremely difficult year for Pioneer, but we are determined to tackle the challenges we face. Renewing our management structure and conducting far-reaching structural reforms are key priorities. And as we move forward, we will reaffirm our basic principle—"Move the Heart and Touch the Soul" of more people around the world, as we strive to offer high-value-added products. Looking ahead, we will make every effort to guide Pioneer to new growth.

Tamihiko Sudo
President
and Representative Director



I was appointed the president of Pioneer in January 2006. I am keenly aware that today, my most urgent priority is to decisively deal with the downturn in Pioneer's performance caused by deteriorating profitability in strategic operations such as the plasma display and DVD recorder businesses, as well as other issues. To reverse this serious situation, we have decided to renew our management structure and carry out sweeping structural reforms. In fact, certain organizational reforms and business realignment measures have already been implemented in fiscal 2006.

Analyzed Issues in Struggling Core Businesses and Recorded Business Restructuring Expenses in Fiscal 2006 to Reform Earnings Structure

Pioneer's performance in fiscal 2006 illustrates the challenges we face. Our recent business environment has been extremely difficult, mainly due to further price declines for core products, despite a strong global economy overall, supported by favorable consumer spending. Against this backdrop, Pioneer began implementing sweeping structural reforms in December 2005, after carefully analyzing issues in each core business. Business restructuring expenses were recorded in fiscal 2006 in conjunction with these actions.

For fiscal 2006, operating revenue was ¥754,964 million, an increase of 6.2% year on year, mainly reflecting higher overseas sales of plasma displays and car audio products. However, we saw a decrease in the gross profit margin due to price declines for core products. In addition, we posted business restructuring expenses, including those related to the implementation of an incentive-based early retirement plan, impairment losses on production facilities mainly in the plasma display and DVD recorder businesses, and losses related to the liquidation of equity-method affiliate ELDis, Inc., in connection with the cancellation of plans for the mass production of active-matrix organic light-emitting diode (OLED) display panels. Consequently, Pioneer reported a net loss of ¥84,986 million, a significant deterioration from the net loss of ¥8,789 million in the previous fiscal year.

Implement Structural Reforms to Achieve Sustained Profitability

We will make every effort to rebuild Pioneer through structural reforms. This will be accomplished through the following five management innovation projects: formulate a new group vision; revise and reinforce core processes; change

Financial Highlights

Pioneer Corporation and Subsidiaries
Years ended March 31

In millions of yen and thousands of U.S. dollars

	Yen		U.S. Dollars
	2005	**2006**	**2006**
Operating revenue	¥711,042	**¥754,964**	**$6,452,683**
Loss from continuing operations	(10,112)	**(85,758)**	**(732,974)**
Net loss	(8,789)	**(84,986)**	**(726,376)**
Total assets	725,167	**678,046**	**5,795,265**
Shareholders' equity	332,239	**273,250**	**2,335,470**

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1.00 at March 31, 2006.

the corporate culture; revitalize the audio business; and optimally allocate head office strategy formulation and administrative functions on a consolidated basis. Efforts will be made to return Pioneer to profitability in the fiscal year ending March 31, 2007 through these measures. We further aim to achieve sustained profitability by paving the way for a recovery in the Home Electronics business in the fiscal year ending March 31, 2008.

As part of these efforts, Pioneer has formulated a new group vision: "To become a company that encourages all its members to work as a team, with everyone customer-focused, integrating each one's professionalism in pursuing innovations one after another." This statement expresses how we would like to see Pioneer develop over the medium and long terms, so that management and employees can share this vision. And through this vision, we hope to transform the attitude of employees.

Reaffirming the Basics and Redoubling Our Commitment to Offering Premium Value

Pioneer's businesses continue to evolve in step with the fast-changing times. Even so, I believe we must still take a step back and ask ourselves a key question: "What do customers truly expect from Pioneer?" Our basic group philosophy is to "Move the Heart and Touch the Soul" of more people around the world. Value creation at Pioneer is defined by the process of offering premium value to customers through a broad range of products grounded on this principle.

To realize this group philosophy, we will focus on creating an advanced, high-quality and high-value-added product lineup that plays to Pioneer's strengths, while steadily advancing structural reforms. Through these efforts, we aim to return Pioneer to growth and share the benefits with all stakeholders, including shareholders. With unwavering resolve, we are seeking to once again open up new frontiers as a pioneer.

June 29, 2006

Tamihiko Sudo
President and Representative Director

Pioneer is on the road to recovery. As managers of the Company's core business groups, divisions and departments, each one of us has a part to play in the process of returning Pioneer to growth. To meet the expectations of all stakeholders, we are determined to accomplish our objectives.

Hajime Ishizuka
Senior Managing Director
and Representative Director
In Charge of Group-wide Corporate Management



Improving Performance by Unifying the Resolve of All Employees to Raise Efficiency

Organizational reforms aimed at raising efficiency are steadily under way, spearheaded by changes in head office departments in charge of group-wide corporate functions and related departments. I am in charge of corporate management departments. As such, I will strive to ensure that all employees work as one under our new organizational structure. In this context, I will also strive to nurture human resources and create an environment where employees grow by constantly taking on new challenges with an independent, problem-solving mindset, while sharing their sense of accomplishment with the rest of the organization. To achieve a turnaround as quickly as possible, we will raise efficiency and speed up operations, more carefully monitor progress towards targets by each department, and reinforce cash flow-driven management practices.

June 29, 2006

Osamu Yamada
Senior Managing Director
General Manager,
Research & Development Group



Pursuing Cutting-edge Technologies that Create New Forms of Value

Pioneer's strength in R&D is the source of its competitiveness. I am committed to pursuing R&D in distinctive technologies. This pursuit will reinforce Pioneer's competitive edge in R&D. Our researchers seek out new themes by venturing outside of the laboratory to interact with customers to identify their potential needs. We also form partnerships with universities and public-sector research institutions that help our R&D engineers to rapidly commercialize new technologies. The R&D team is also responsible for clarifying the overall direction for developing technologies throughout the company. This involves coordinating the efforts of the Research & Development Group and business divisions across the organization so that R&D is pursued effectively. True to its name, Pioneer is a technology-driven company that competes at the cutting edge of technology. Every effort will thus be made to nurture a research team that remains at the frontline of technological progress.

June 29, 2006

O. Yamada

Making Every Effort to Be the Industry Leader in Quality

I am responsible for quality control. As such, my top priority is the quality policy of the Pioneer Group to become "No. 1 in Quality in the Industry." Besides merely ensuring that products do not malfunction, our primary objective is to supply products that are user-friendly and match customer preferences. This will also lead to improvement in the value of Pioneer's brands. In April 2006, Pioneer established a new Quality Control Division to reinforce quality control activities, including product-related environmental considerations. Looking ahead, the Quality Control Division aims to capture more synergies with various departments to offer the very best quality.

June 29, 2006

Satoshi Matsumoto
Managing Director
In Charge of Group-wide Quality Control



Maximizing Sales and Earnings by Allocating More Resources

The Car Electronics business is my area of responsibility. As such, I will help to drive overall earnings growth at Pioneer by maximizing sales and earnings in this business through the creation of new forms of value for customers. This will entail building a strong foundation for technology development and production by ensuring that Pioneer allocates more resources in this business. In car navigation systems, we will develop overseas markets by leveraging proven technological capabilities in the Japanese consumer market. Efforts in car audio products will focus on revitalizing markets in Japan, North America and Europe, as well as on expanding businesses into emerging growth markets. These efforts are aimed at preserving our stature as a leading company. In the OEM business, we will expand volume and make this area a key profit driver by continuing to offer new forms of value.

June 29, 2006

Akira Haeno
Managing Director
General Manager,
Mobile Entertainment Business Group



Paving the Way for a Recovery in Fiscal 2008

It is imperative that we restore profitability in the Home Electronics business as we work to improve Pioneer's performance. As General Manager of the Home Entertainment Business Group, I will take the Home Electronics business forward by creating a system that maximizes synergies between the plasma display, DVD product, and home audio product businesses. These and other efforts will be crucial to paving the way for a recovery in the fiscal year ending March 31, 2008. To reach this goal, we seek to achieve sustained profitability by improving our cost competitiveness, while bringing to market high-value-added products that leverage Pioneer's strengths in cutting-edge technologies such as high-resolution plasma displays and Blu-ray Disc products.

June 29, 2006

Shinji Yasuda
Managing Director
General Manager,
Home Entertainment Business Group





...To Create
NEW MARKETS THROUGH INNOVATION

Pioneer's broad range of leading-edge technologies embodies the pioneering spirit of its researchers and engineers. Staying true to this spirit, we aim to continue pursuing innovative R&D into the future.



Embracing the Challenge of Developing Cutting-edge Technologies with a Pioneering Spirit

Our pioneering spirit is defined by a relentless commitment to developing and rapidly commercializing sophisticated, cutting-edge technologies to launch attractive products in our markets. This spirit is anchored in our distinctive corporate culture and has inspired numerous breakthroughs over the years. These include the development of dynamic speakers when we were founded, laser disc players roughly 25 years ago, and recently, car navigation systems, DVD recorders, and large-screen, high-resolution plasma displays. Pioneer's researchers and engineers are still living up to this spirit by embracing the challenge of developing technologies that cannot be matched by competitors. The overriding aim is to commercialize these technologies by launching attractive products.

Opening up New Markets with Cutting-edge Technologies

Over the years, Pioneer has developed products grounded on leading-edge technologies that have spawned large markets and have become part of daily life all over the world. Today, Pioneer is at the forefront of developing products incorporating the very latest technologies in the rapidly expanding field of high-definition images. One prime example is Pioneer's new 50-inch, 1080p plasma display launched in June 2006. This product is gaining attention for its unsurpassed high resolution driven by our sophisticated panel technologies. As another example, we are steadily developing a Blu-ray Disc player for this next-generation optical disc format. As an essential video playback device for the high-definition images of these plasma displays, this player has the potential to create an immense market. These and other superior technologies are being increasingly recognized by consumers as a defining feature of Pioneer. True to our pioneering spirit, we remain committed to pursuing innovation grounded on our existing foundation of technologies, as we work to create attractive products and open up new markets.



The PDP-5000EX, the world's first* 50-inch, 1080p plasma display, offers a high resolution of 1,920 x 1,080 pixels. (Simulated picture)

* Among 50-inch plasma displays according to Pioneer survey, as of April 19, 2006.



The BDP-HD1 Blu-ray Disc player, scheduled for launch in North America, was displayed and highly praised at the International Consumer Electronics Show held in the U.S. in January 2006.



...To Improve Profitability IN THE HOME ELECTRONICS BUSINESS

The Home Electronics business will create new forms of value under a new organizational structure that spans every product category in this business.

A New Direction and a New Organization

Viewing the Home Electronics business' main product categories—plasma displays, DVD products, and home audio products—from a broader perspective, Pioneer aims to raise operating efficiency by standardizing core processes and rapidly and efficiently developing new products that transcend traditional boundaries between each product category. To this end, in January 2006, Pioneer established the Home Entertainment Business Group to effectively manage its main product categories.

Rapidly Improve Profitability by Creating New Forms of Value

In the plasma display business, Pioneer is downsizing OEM sales of panel modules, which carry the risk of volatility in sales volumes. Instead, we will focus on increasing sales under Pioneer's own brands in consumer markets. Furthermore, Pioneer's competitive edge in panel technologies will be reinforced through the launch of the world's first 50-inch, 1080p plasma display and other new products. Offering premium value is the main thrust of our drive to improve profitability in the plasma display business. By this, we mean making products stand apart from competing models mainly in terms of high-resolution images, but also in terms of other parameters such as design, functionality, user-friendliness, product quality and sound, to satisfy target users with the right products. Currently, Pioneer's target user base continues to grow as the large, flat-panel TV market expands and gravitates toward larger, high-resolution TVs. In the near future, therefore, our current production capacity may be insufficient. We have thus begun to consider building another panel plant. In parallel, we are considering other means of increasing production capacity. Options include renovating existing panel plants through a "Scrap & Build" approach, joint investments in collaboration with other companies, and the mutual supply of components with partner companies.

In the DVD recorder business, which entails large development expenses, particularly in areas that do not take direct advantage of our strengths to ensure profitability, we will curb development expenses by developing products using existing assets. This approach will enable us to concentrate on developing and launching Blu-ray Disc players worldwide.

In DVD drives for PCs, we aim to reduce our business risks through collaboration with other companies and other means, while lowering costs by increasing production. We have already shifted the main focus of our development activities in this business to Blu-ray Disc drives, which have strong growth potential.

In the home audio product business, we plan to restore the audio business to a core business by reaffirming our commitment to sound quality, a hallmark of Pioneer ever since its foundation. We intend to enhance the image of Pioneer's brands in this field, as well as revive our commitment to sound quality in other core product fields.

By moving ahead with these and other initiatives, we aim to restore profitability in the Home Electronics business and quickly establish a framework for delivering sustained earnings into the future.



The BDR-101A Blu-ray Disc/DVD internal writer for use in PCs



Developed by a group-wide project team comprising engineers from Japan, the U.S., and Europe, the EX speaker series has been awarded numerous audio/video awards in Japan for its outstanding sound quality and design features. Pictured above is this series' S-1EX model.


Pioneer
S HILL ST
S OLIVE ST
S HOPE ST

...To Accelerate
GROWTH IN CAR ELECTRONICS BY MAINTAINING A HIGH PROFILE IN OVERSEAS MARKETS

By supplying attractive products, Pioneer aims to grow faster in the rapidly expanding car audio and car navigation system markets worldwide.



Fast-expanding Overseas Car Audio and Car Navigation System Markets

Car audio products and car navigation systems have strong growth potential in many markets, especially overseas. In car audio products, growth in emerging markets such as the BRICs nations (Brazil, Russia, India and China) has become much more pronounced than in Japan, North America or Europe. Meanwhile, car navigation systems continue to benefit from steady growth in demand in Japan and the rapid emergence of overseas car navigation system markets in recent years.



The DEH-3880MP, a car audio product for Brazil

Reinforce Various Businesses to Accelerate Growth

In the Car Electronics business, we aim to deliver consistent earnings growth by strengthening the following business domains.

First, in car audio products for consumer markets, where we command a leading position, price-based competition with Chinese and South Korean manufacturers has been increasing in the low-price range. In response, we plan to further enhance our brand image through such means as supplying products infused with our creativity and proposing new forms of car entertainment. In parallel, we will pursue far-reaching cost reductions to boost our competitiveness in this domain, as we work to increase sales and earnings in the BRICs markets, where our brands have a strong presence.

Second, in car navigation systems for consumer markets, we will continue to work hard on making new inroads into markets in Japan and overseas. In North America and Europe, Pioneer will continue to supply in-dash-type car navigation systems with a diverse array of functions, where we have a competitive edge, targeting significant uptake expected in these regions. Meanwhile, we also aim to increase our visibility by entering the fast-growing market for portable car navigation systems in North America and Europe. Efforts will also be focused on opening up new markets, such as China, where we have already launched a product. Meanwhile, we seek to curb rising software development costs by further raising efficiency through reforms and standardization of development processes.



The AVIC-D8000, Pioneer's first DVD-ROM-based car navigation system for China's consumer market

Finally, in the OEM business, specifically car navigation systems, we will continue to reinforce growing sales of products sold as options by dealers in Japan and measures targeting the market for assembly line products for major automakers. We aim to capture new orders in each field by offering new proposals that take advantage of our proven product planning capabilities in consumer markets. In addition, the upcoming extension of car navigation functions to include the ITS (Intelligent Transport Systems) and telematics fields will provide opportunities to expand this business. We will consider collaborations and business alliances with partner companies to support this growth. We also aim to expand our OEM car audio products business by leveraging our strengths in consumer markets.

Through these and other initiatives, we aim to further increase earnings by continuing to allocate more resources to the Car Electronics business, which has significant growth potential.

RESEARCH and DEVELOPMENT

Amid rapid technological innovation in the electronics industry, Pioneer conducts research and development (R&D) with the aim of creating and quickly commercializing new technologies. Our efforts are focused on technologies spanning flat panel displays, high-density recording and playback, digital audio/video (AV) products and information technology (IT), as well as broadcasting and communications.

Pioneer's main R&D activities and accomplishments in fiscal 2006 were as follows:





FEA image sensor with HEED cold cathodes and HARP target

FEA Image Sensor with HEED Cold Cathodes and HARP Target

In May 2005, Pioneer and Japan Broadcasting Corporation (NHK) succeeded in jointly developing a compact, ultra-sensitive imaging device called a Field Emitter Array (FEA) image sensor with HEED*1 cold cathodes and HARP*2 target.

This device consists of an active-matrix HEED cold cathode array developed by Pioneer facing an ultra-sensitive HARP photoconductive film. The whole device is only 10mm thick, roughly one-tenth the thickness of imaging tubes used in conventional ultra-sensitive cameras (around 100mm), making it ideal for compact cameras. Pioneer and NHK paved the way for this highly sensitive image sensor by combining a HEED cold cathode array, which consists of a micro-HEED-element matrix and stably emits electrons at low operating voltage, with an active-matrix circuit, which enables the least wiring for assembly and high drive speeds.

This breakthrough represents a major step toward commercializing energy-efficient, compact, and ultra-sensitive cameras that can pick up high-quality images in poor light conditions. The technology not only lays the groundwork for highly versatile and ultra-sensitive cameras needed at the frontlines of news reporting but also promises a wide range of applications in consumer products such as camcorders, night-vision cameras for automobiles, and security cameras.

***1 High-efficiency Electron Emission Device:**
Pioneer's original electron emission device with superior emission efficiency as a cold cathode; it employs the emission of high-energy electrons generated in solids.

***2 High-gain Avalanche Rushing amorphous Photoconductor:**
A film developed principally by NHK that converts light into electric charges. Because the electric charge is amplified without increasing noise, the film offers much higher sensitivity than conventional CCD image sensors.

Structure of FEA Image Sensor with HEED Cold Cathodes and HARP Target


Light
Light
HARP film
Electric charges
Amplified
Electron beam
Active-matrix circuit
Pixel
HEED cold cathode array
HEED cold cathode

The prototype image sensor developed by Pioneer and NHK consists of 256 x 192 pixels, with a pixel size of 50 x 50 micrometers. Going forward, Pioneer and NHK aim to rapidly commercialize this technology by increasing the pixel number by further reducing the pixel size.

50-inch, 1080p (Full HD) Plasma Display

Pioneer has successfully developed a 50-inch, 1,920 x 1,080 high-definition (HD) plasma display with approximately 2,070 thousand pixels, more than twice the roughly 980 thousand pixels in conventional 1,280 x 768 plasma displays. This breakthrough will facilitate further improvement in the picture quality of plasma displays.

Until now, the development of 1080p plasma displays 50 inches or smaller presented significant challenges. This is because these displays were prone to technical issues, such as reduced luminous efficacy and instability in discharges, caused by reducing the pixel size to less than half the size of pixels in conventional displays. Pioneer surmounted these issues mainly by employing its world-first "Crystal Emissive Layer" technology, as well as an original pixel structure and scanning method. These innovations have enabled Pioneer to develop a 50-inch, 1080p plasma display featuring a commercially viable luminous efficacy of 1.8 lumens per watt and high image contrast.

"Digital Revise Engine" Error Concealment Technology for Terrestrial Digital Car TV Tuners

Another breakthrough in fiscal 2006 was the development of "Digital Revise Engine" error concealment technology for terrestrial digital car TV tuners.

Terrestrial digital broadcasting offers superior signal reception for moving vehicles over traditional analog broadcasting. However, errors in video and audio signal reception can occur when driving between buildings and in other situations. "Digital Revise Engine" technology corrects these errors.

This technology conceals video signal reception errors through such means as replacing the distorted image with the preceding still image in step with the patterns of movement in the video stream. "Digital Revise Engine" also seamlessly conceals missing audio data by bringing residual sound extracted from audio signals immediately preceding the missing data into the main audio stream using a fade-in, fade-out effect*.

Going forward, Pioneer will pursue R&D aimed at improving signal reception performance to the point of eliminating errors under even more adverse conditions, such as high-speed travel. We will also focus on developing technologies that enable people to enjoy various kinds of digital broadcasting services in their cars.



GEX-P7DTV terrestrial digital car TV tuner featuring "Digital Revise Engine" launched November 2005

*** Fade-in, Fade-out Effect:**
The process of seamlessly adding or removing an audio signal from an audio stream by gradually strengthening or weakening the signal.

ENVIRONMENTAL MANAGEMENT

Aiming to Truly Integrate Business and Environmental Activities

Guided by the philosophy, "The Pioneer Group will always make efforts to contribute to maintaining and realizing a rich and safe global environment through its corporate activities, based on the general understanding that its corporate mission calls for maintaining, improving, and handing over the global environment to the next generation," and the slogan, "Caring for the Customer While Caring for Our World," we aim to truly integrate business objectives and environmental interests. By this, we mean seamlessly incorporating environmental preservation into the core Quality, Cost and Delivery process.

Based on this approach, Pioneer conducts environmental preservation activities spanning the entire product lifecycle, from product planning and design, procurement, production, and sales, to customer use, as well as product disposal and recycling.


Quality
Q
E
Environment
Cost
C
D
Delivery

Environmental Safeguards and Management System Spanning All Business Activities

Planning and design

- Promote and apply Life Cycle Assessment (reduce power consumption and product weight, etc.)
- Facilitate recycling and shift to renewable materials
- Reduce use of environmentally hazardous substances or use alternatives

Procurement and purchasing

- Promote green procurement and purchasing
- Raise awareness, instruct and support suppliers

Production and shipping

- Reduce energy and material use
- Shift to renewable energy and reduce CO_2 emissions
- Reduce and carefully manage the use of environmentally hazardous substances
- Reduce wastes (aim for "zero emission" status)
- Improve packaging methods and materials
- Improve logistics

Communication and Cooperation with Society and Environmental Education

Eco-conscious Product Development

Guided by a policy of "no negative input of hazardous substances," "no negative output of waste," and "no negative use of resources and energy," Pioneer pays close attention to the environmental aspects of its products. Pioneer Environmental Label Guidelines have been formulated to promote these activities. The Pioneer Environmental Label is displayed on products that satisfy these guidelines.

Moreover, Pioneer has established an internal program called the Eco-Product 3C Action program to create fertile ground for cultivating more eco-conscious products. The three Cs stand for Champions, Challengers and Contest. This three-part program consists of a product designation called the Pioneer Eco Champion Model, which identifies flagship environmental products that satisfy a range of environmental criteria; Pioneer Eco Challenger, another designation for front-running products meeting specific environmental criteria; and the Pioneer Eco-Product Idea Contest, which is held to gather ideas from employees on eco-conscious products worthy of commercialization.

Pioneer

The Pioneer Environmental Label reflects images of the Earth, the Environment, and Living in harmony.

Pioneer Receives Ministry of Economy, Trade and Industry Grand Prix Award at 8th Green Purchasing Awards in Japan

In December 2005, Pioneer received the Ministry of Economy, Trade and Industry Grand Prix Award at 8th Green Purchasing Awards held by the Green Purchasing Network*1. The award recognizes Pioneer's achievements in meeting high environmental standards by reducing environmental impact across the entire supply chain and conducting green purchasing of office appliances and other equipment, green procurement*2 of production materials, as well as providing eco-conscious products and communicating with customers. Building on these accomplishments, Pioneer will continue to pursue proactive environmental protection activities through external collaboration.

***1 Green Purchasing Network:**
Established in Japan in February 1996 to promote the purchase of products and services that prioritize reducing environmental impact, this organization includes companies, government agencies and consumers as members.
***2 Green procurement:**
Preferred procurement from suppliers with active environmental programs that promote the use of eco-conscious components and materials in production.



Environmental Safeguards and Management System Spanning All Business Activities

Sales and services

- Public relations concerning Pioneer's environmental protection activities
- Promote sales of eco-conscious products
- Reduce resources expended on sales promotion materials

During customer use

- Raise consumer interest and awareness
- Actively promote the advantages of eco-conscious products

Disposal and recycling

- Develop and commercialize recycling-oriented technology
- Improve recycling rates
- Promote recycling of compact rechargeable batteries into reusable materials
- Reuse fixtures and office supplies

Communication and Cooperation with Society and Environmental Education

Fun Learning with the Environmental Treasure Box

Environmental protection activities must be understood and implemented by people from all walks of life irrespective of age or position.

Pioneer strives to communicate the strengths of its eco-conscious products to consumers. Efforts are also focused on raising public interest in environmental protection issues through various means of communication, such as product catalogs, exhibits, events, websites and e-mail newsletters.

For example, on its website, Pioneer has created the Environmental Treasure Box for children. Environmental issues are clearly explained via illustrations featuring friendly characters to create an enjoyable learning experience. Themes so far have included the ozone layer, global warming, plasma TVs that conserve energy, green procurement, and forest management.

http://pioneer.jp/environment/tamate/ (Japanese only)



Pioneer
環境玉手箱
3R
Reduce
Reuse
Recycle

The Environmental Treasure Box teaches children about environmental issues enjoyably via illustrations featuring friendly characters.

CORPORATE GOVERNANCE

Pioneer recognizes that strengthening corporate governance is of vital importance to increasing corporate value.

Under the Company Law of Japan (the "Company Law"), Pioneer has elected to structure its corporate governance system as a company with a board of corporate auditors, which has a statutory duty to monitor, review and report on the administration of the affairs as well as accounts of Pioneer. The Board of Directors, which includes several outside directors, decides on fundamental issues such as management policies and supervises the execution of business activities, while the Board of Corporate Auditors audits the directors' performance of their duties. By appointing several outside directors, Pioneer has reinforced the importance of supervisory functions of the Board of Directors over the execution of business activities.

Under this basic structure, Pioneer has adopted an executive officer system to expedite the execution of business activities and clarify the responsibilities for each business. Meanwhile, Pioneer has voluntarily established a Group Executive Committee and advisory committees to the Board of Directors.

Establishment of Group Executive Committee

The Group Executive Committee, which was formed to reinforce decision making, comprises directors and executive officers chosen by the Board of Directors. The Group Executive Committee, under the supervision of the Board of Directors, thoroughly discusses issues such as priorities for advancing business activities, investment projects, group realignment, and group-wide management strategies, as well as medium- and long-term policies, and either approves these issues or in cases where the Board of Directors are stipulated to have decision-making authority reports on these issues to the Board of Directors.

Establishment of Three Advisory Committees

In fiscal 2006, Pioneer voluntarily established three advisory committees to the Board of Directors chaired by outside directors: the Nominating Committee, Compensation Committee, and Special Committee. Their goals are to enhance the supervision of the execution of business activities by outside directors, improve management transparency and strengthen corporate governance. As committee representatives, the chairs of each committee report on the results of their committees' deliberations to the President, who serves as the chair of the Board of Directors, and make related recommendations. The President gives due consideration to these reports and their recommendations, and seeks the approval of the Board of Directors for issues where necessary.

Nominating Committee

This committee discusses issues such as the election and dismissal of directors as well as the election, dismissal, promotion and demotion of executive officers.

Corporate Governance Structure (As of June 29, 2006)


General Meeting of Shareholders
Elect and dismiss
Elect and dismiss
Elect and dismiss
Report on audits
Board of Corporate Auditors
Three corporate auditors
(Including two outside corporate auditors)
Audit
Board of Directors
Eight directors
(Including two outside directors)
Report and make recommendations
(Three Advisory Committees)
Nominating Committee
(Chair: outside director)
Discuss election and dismissal of directors, etc.
Compensation Committee
(Chair: outside director)
Discuss remuneration system and compensation for directors
Special Committee
(Chair: outside director)
Examine measures to deal with urgent circumstances
Report on audits
Elect and dismiss
Elect and dismiss
Instruct and supervise
Executive Officers
15 individuals
(Business execution)
Report and make recomm-endations
Cooperate
Representative Directors
Independent Auditor
Instruct
Report
Submit and deliberate
Supervise
Submit and deliberate
Report and make recommendations
Audit Division
Group Executive Committee
Comprising directors and executive officers chosen by Board of Directors
Internal audit
Business execution
Business Divisions and Group Companies
"Rules of the Pioneer Group"
• "Pioneer Group Charter for Corporate Operations"
• "Pioneer Group Code of Conduct"
• Ensure proper business activities in accordance with "Basic Rules for Crisis Controls," "Basic Rules for Authority of Group Companies," "Basic Rules for Consolidated Internal Audit," etc.
Business Ethics Committee
(Chair: outside director)

Compensation Committee

This committee discusses issues such as basic policies and systems for remuneration and other benefits for directors and executive officers as well as individual evaluations and compensation levels.

Special Committee

This committee will examine and discuss measures to deal with affairs that have a significant impact on corporate value such as M&As, both before and as they occur, from the standpoint of legality, reasonableness, and appropriateness.

Internal Control Systems

In addition to the corporate governance structure explained above, we have formulated a set of common, basic rules called the "Rules of the Pioneer Group" for the entire Group, of which the "Pioneer Group Charter for Corporate Operations" is foremost in importance. Efforts are focused on ensuring the proper execution of business activities throughout the Group in accordance with these rules.

The "Rules of the Pioneer Group" position the "Pioneer Group Charter for Corporate Operations" and "Pioneer Group Code of Conduct" as decision-making and behavioral standards for the Group's directors, executive officers and employees. Furthermore, Pioneer has established a Business Ethics Committee chaired by an outside director to ensure legal compliance by the Group's directors, executive officers and employees, as well as thorough observance of the "Pioneer Group Code of Conduct." We have also established an internal reporting system called the "Business Ethics Hotline." All reports received by this hotline are dealt with appropriately and in good faith. We have also formulated the "Basic Rules for Authority of Group Companies" to clarify authority, responsibility, and approval procedures with respect to decision making on important matters for the Group. Further, the Audit Division, Pioneer's internal auditing unit, performs audits of business activities in accordance with the "Basic Rules for Consolidated Internal Audit" to ensure compliance with laws and internal regulations by Group companies.

MANAGEMENT
(As of June 29, 2006)



Tamihiko Sudo
President and Representative Director



Hajime Ishizuka
Senior Managing Director and Representative Director



Osamu Yamada
Senior Managing Director



Satoshi Matsumoto
Managing Director



Akira Haeno
Managing Director



Shinji Yasuda
Managing Director

Directors

Tatsuhiro Ishikawa | Shunichi Sato

Corporate Auditors

Makoto Koshiba* | Isao Moriya | Keiichi Nishikido

*Full time

Senior Executive Officers

Masao Kawabata
Yoshio Taniyama
Hideki Okayasu
Buntarou Nishikawa
Yoichi Sato

Executive Officers

Sumitaka Matsumura
Kenji Sato
Susumu Kotani
Tsutomu Haga
Kaoru Sato
Keiichi Yamauchi
Kazumi Kuriyama
Toshiyuki Ito
Tatsuo Takeuchi
Masanori Kurosaki

Notes: 1. Tatsuhiro Ishikawa and Shunichi Sato are outside directors pursuant to the Company Law of Japan.
2. Isao Moriya and Keiichi Nishikido are outside corporate auditors pursuant to the Company Law of Japan.

Financial Section

Contents

Five-Year Summary of Operations

Pioneer Corporation and Subsidiaries
Years ended March 31

In millions of yen and thousands of U.S. dollars	2002	2003	2004	2005	Yen 2006	U.S. Dollars 2006
Operating revenue:						
Net sales	¥607,390	¥652,244	¥672,928	¥700,805	**¥746,424**	**$6,379,692**
Royalty revenue	17,588	12,584	11,821	10,237	**8,540**	**72,991**
Total operating revenue	624,978	664,828	684,749	711,042	**754,964**	**6,452,683**
Income (loss) from continuing operations	7,268	15,029	19,464	(10,112)	**(85,758)**	**(732,974)**
Income from discontinued operations, net of tax	779	1,049	5,374	1,323	**772**	**6,598**
Net income (loss)	¥ 8,047	¥ 16,078	¥ 24,838	¥ (8,789)	**¥ (84,986)**	**$ (726,376)**
Per share of common stock (yen):						
Basic:						
Income (loss) from continuing operations	¥40.37	¥84.35	¥110.95	¥(57.65)	**¥(491.66)**	**$(4.20)**
Net income (loss)	44.70	90.24	141.58	(50.11)	**(487.23)**	**(4.16)**
Diluted:						
Income (loss) from continuing operations	40.36	84.35	110.09	(57.65)	**(491.66)**	**(4.20)**
Net income (loss)	44.69	90.24	140.52	(50.11)	**(487.23)**	**(4.16)**
Cash dividends per share declared	¥15.00	¥17.50	¥ 25.00	¥ 25.00	**¥ 10.00**	**$ 0.09**
Capital expenditures	¥ 46,909	¥ 40,493	¥ 57,978	¥ 63,866	**¥ 40,325**	**$ 344,658**
Depreciation and amortization	36,782	36,387	41,047	46,990	**46,703**	**399,171**
Research and development expenses	39,033	45,366	51,449	55,858	**63,442**	**542,239**
Total assets	645,129	647,029	722,542	725,167	**678,046**	**5,795,265**
Borrowings:						
Short-term borrowings and current portion of long-term debt	48,418	30,867	27,837	52,428	**30,370**	**259,572**
Long-term debt	35,677	32,196	89,691	81,219	**92,970**	**794,615**
Total	84,095	63,063	117,528	133,647	**123,340**	**1,054,187**
Common stock	49,049	49,049	49,049	49,049	**49,049**	**419,222**
Shareholders' equity	¥347,003	¥318,393	¥332,938	¥332,239	**¥273,250**	**$2,335,470**
Return on equity (%)	2.4	4.8	7.6	(2.6)	**(28.1)**	
Return on assets (%)	1.3	2.5	3.6	(1.2)	**(12.1)**	
Weighted-average number of shares outstanding (in thousands)	180,032	178,168	175,433	175,389	**174,426**	
Number of shares issued (in thousands)	180,064	180,064	180,064	180,064	**180,064**	
Number of employees	30,493	31,555	32,526	33,409	**38,826**	

Notes: 1. Basic net income (loss) per share of common stock has been computed based on the weighted-average number of shares outstanding during each year. Diluted net income per share of common stock has been computed on the basis that all dilutive warrants and stock options were exercised.
2. All dollar figures herein refer to U.S. currency unless otherwise specified. The U.S. dollar amounts in this report represent translation of Japanese yen, for convenience only, at the rate of ¥117=U.S.$1.00, the approximate current rate prevailing on March 31, 2006.
3. Return on equity represents net income (loss) as a percentage of average shareholders' equity. Return on assets represents net income (loss) as a percentage of average total assets.
4. In fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.
5. In fiscal 2004, the Company sold subsidiaries in the audio/video software business, and in fiscal 2006, sold a subsidiary engaged in the development of cable TV software and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sales are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Corresponding figures for the previous fiscal years have been reclassified accordingly.
6. In fiscal 2006, the Company changed the standard for counting the number of employees. Contract employees with contract period of less than one year and temporary employees, previously included in the number of employees, have been excluded. Previously reported numbers have been adjusted accordingly.

Operating Revenue
(Billions of Yen)


800
600
400
200
0
2004
2005
2006

Income (Loss)
(Billions of Yen)


50
25
0
-25
-50
-75
-100
-125
2004
2005
2006

□ Income (loss) from continuing operations
■ Net income (loss)

Income (Loss) per Share
(Yen)


200
100
0
-100
-200
-300
-400
-500
2004
2005
2006

□ Income (loss) from continuing operations
■ Net income (loss)

Cash Dividends per Share
(Yen)


30
20
10
0
2004
2005
2006

Capital Expenditures and Depreciation and Amortization
(Billions of Yen)


80
60
40
20
0
2004
2005
2006

□ Capital expenditures
■ Depreciation and amortization

R&D Expenses
(Billions of Yen) (%)


100
80
60
40
20
0
10
8
6
4
2
0
7.5%
7.9%
8.4%
2004
2005
2006

■ R&D expenses
● As % of operating revenue

Total Assets and Shareholders' Equity
(Billions of Yen) (%)


800
600
400
200
0
80
60
40
20
0
46.1%
45.8%
40.3%
2004
2005
2006

□ Total assets
■ Shareholders' equity
● Shareholders' equity ratio

Borrowings
(Billions of Yen)


150
100
50
0
2004
2005
2006

■ Short-term borrowings and current portion of long-term debt
□ Long-term debt

ROE and ROA
(%)


10
0
-10
-20
-30
2004
2005
2006

● Return on equity
● Return on assets

Financial Review

Critical Accounting Policies and Estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition and customer incentives, bad debts, inventories, long-lived assets, investments, income taxes, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when title and risks and rewards of ownership are transferred to customers based on the facts which include the sales contract and Pioneer's practice. In certain cases, terms of the contract require the product to pass customer inspection after delivery and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements received from licensees.

We normally do not accept returns except in connection with our obligations under product warranties, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated based on historical experience and adequately reserved.

Estimated reductions of revenue are recorded for costs incurred by us in connection with sales incentive related to the customers' purchase or promotion of our products. Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers' promotion of our products, although the terms of sales incentive programs may be different by product, market and terms of sales contracts. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded or when the incentive is offered. Estimates of future customer performance such as purchase volume, early payments and consumer rebate redemption rate are based on historical experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions of revenue may be required.

Promotional discounts are offered on specified products for specified periods. A price protection discount, which is the discount for the dealers' inventory at the time of the announcement of the promotional discount, to compensate for the difference between the discounted prices and higher prices the dealers paid for their inventory, is often offered when the promotional discount program is announced. Costs for a price protection program are accrued when the program is announced by estimating discounts to be claimed by the dealers. Such estimates are based on forecasted order quantities during the promotional period and assumptions as to the amount of inventory that dealers have on hand. Dealer rebates include fixed-rate contractual rebates and volume-based rebates. Contractual rebates are recorded at the time of sale. Volume-based rebates, for which the rebate rate is dependent on the amount of the dealer's purchase during the specified period, are accrued at the time of original sale, estimating the rebate rate the dealer will eventually achieve. We occasionally offer incentives directly to consumers in the form of mail-in rebates. Consumer rebates are accrued at the later of when the related sales are recognized or when the program is announced. The actual amounts of consumer rebates are dependent on consumers' future actions, and our estimates are based on assumptions as to quantities to be purchased by consumers during the program period and consumer redemption rates, which is determined based on historical experience about consumer response to consumer rebate programs. Cash discounts are given for early payments in accordance with terms of the contract with customers and are recorded as a reduction of revenue at the time of original sale. The estimate of the cash discounts is based upon information about customers' payment histories. Also, we provide reimbursements for the purpose of supporting dealers' sales promotions of our products. The cost mainly includes subsidies for advertising, displays, cost of other sales promotion materials, and salaries of temporary floor sales personnel. We account for all the subsidy reimbursements to dealers as reductions from sales, except for the payments in return for the evidence which is sufficient to account for the payments as sales expenses. Certain promotional allowances, such as co-op advertising, are determined as certain percentages of the respective sales amount and are recorded at the time of sale. Although reimbursement for such incentives requires dealers to perform sales promotions of our products, we assume, based on historical experience, that almost all dealers will eventually perform such sales promotions and submit claims for reimbursement. Other allowances, whose amounts are not determined by sales factors, are recorded when the subsidy is offered and the amount becomes reasonably determinable. Examples for this type of allowance are display allowances determined by the number of units displayed on the sales floor, and allowances based on agreements to share costs incurred by dealers for items such as new signboards, new display racks and salaries of temporary floor sales personnel.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Warranty reserve at March 31, 2006 was ¥6.6 billion.

Inventories

The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. We write-down in full inventories with no potential for future sale or potential use by us and write-down to net realizable value inventories which are considered to be obsolete or slow-moving, but salable at reduced prices. Estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand, taking current market conditions into consideration. At March 31, 2006, we have inventories on hand amounting to ¥8.6 billion that we have written-down in full and have recognized write-downs to net realizable value amounting to ¥3.6 billion. The following table sets forth the changes in the inventory reserve during fiscal 2006. Reversal was made in connection with sale or disposal of the related inventory.

Billions of Yen

Beginning	Provision	Reversal from sale or disposal	Other	End
¥10.3	¥10.0	¥(8.4)	¥0.3	¥12.2

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of an asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value is determined using the present value of estimated cash flows. A weighted average cost of capital, which is derived from our capital structure, is used as a discount rate for calculating the present value of the estimated cash flows. For the year ended March 31, 2005, we recorded ¥4.5 billion representing impairment charges for plasma display production facilities of a domestic subsidiary, production facilities of a foreign subsidiary to be closed and assets used for manufacture of cable TV set-top boxes. For the year ended March 31, 2006, we recorded ¥41.4 billion of impairment charges consisting of ¥31.9 billion for plasma display production facilities, ¥9.0 billion for DVD recorder-related production facilities and ¥0.6 billion for production facilities of a foreign subsidiary to be closed. While we believe that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value would affect the valuations of those long-lived assets.

Deferred tax assets

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income based on our short-term and long-term business plans and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Pension benefit costs

Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors. For pension plans of the parent company and domestic subsidiaries, the discount rates are determined by using information about rates of return on currently available high-quality fixed-income bonds. The expected long-term rate of return on pension plan assets is based on the weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan assets. Expected long-term return by asset category is derived from historical studies by investment advisors. The future compensation levels are calculated based on points. These points are accumulated based on years of service, job class and conditions under which termination occurs. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. The following table sets forth the effects of assumed changes in discount rates and the expected long-term rate of return for pension plans in Japan.

	Billions of Yen	
	Effect on shareholders' equity at March 31, 2006	Net periodic pension cost for fiscal 2007
Discount rate:		
0.5% increase	¥4.7	¥(0.7)
0.5% decrease	(5.3)	0.7
Expected long-term rate of return:		
0.5% increase	–	(0.4)
0.5% decrease	–	0.4

Results of Operations

Year ended March 31, 2006, compared with year ended March 31, 2005

Operating revenue

Net sales amounted to ¥746.4 billion, a 6.5% increase over fiscal 2005. Net sales in Japan were ¥232.8 billion, down 6.4% from fiscal 2005, and overseas net sales increased 13.6% to ¥513.7 billion. The 6.4% decrease in sales in Japan pertains to the decrease in sales of DVD recorders and own-brand plasma displays, while the 13.6% increase in our overseas net sales is largely attributable to the increase in sales of plasma displays. Royalty revenue decreased 16.6% from fiscal 2005 to ¥8.5 billion.

Home Electronics net sales increased 9.9% over fiscal 2005, amounting to ¥354.7 billion. Sales in Japan decreased by 9.7% to ¥82.0 billion primarily due to the decrease in sales of DVD recorders and own-brand plasma displays as a result of the decrease in the market prices at a pace faster than we had anticipated because of intensified competition. On the other hand, overseas sales were up 17.6% to ¥272.7 billion due mainly to an increase in sales of plasma displays in North America and Europe. Overall, sales of plasma displays increased by approximately 30%, primarily driven by an expanding market for high-resolution models in North America and Europe, even though sales in Japan decreased. In our North American and European markets, our newly introduced plasma display products with high visual quality were welcomed by local consumers. Although OEM (original equipment manufacturer) sales increased, this mainly reflects the September 30, 2004 acquisition of a plasma display production subsidiary. We reported higher sales of DJ equipment, but sales of DVD recorders, DVD players, and stereo systems declined.

Car Electronics net sales increased 8.9% to ¥330.5 billion. Sales of car audio products were higher both in consumer markets and on an OEM basis. Consumer-market sales expanded primarily in Central and South America, as well as North America and Russia, while OEM sales rose primarily in North America and Japan. Sales of car navigation systems increased in consumer markets, with sales growth coming mainly from Japan and North America. OEM sales increased in North America due to the start of new OEM transactions, but dropped in Japan as a result of diminished demand for product models rolled out in fiscal 2005. Sales in Japan decreased by 2.2% to ¥117.6 billion, due to decreased sales in OEM car navigation systems. Overseas sales increased 16.3% to ¥213.0 billion, due to an increase in sales of car audio products and car navigation systems. Sales of car audio products for the consumer market increased in Central and South America, North America and Russia. Also, sales of car audio systems and car navigation systems for the OEM market increased in North America. OEM sales represented 35% of total car electronics sales in fiscal 2006, down from 36% in the previous fiscal year.

Royalty revenue from *Patent Licensing* decreased 16.6% year on year to ¥8.5 billion. This decrease was mainly attributable to the impact of the expiration of certain patents licensed to the optical disc industry.

Net sales for *Others* declined 18.0% year on year to ¥61.2 billion. This mainly reflected falling sales of factory automation (FA) systems, despite higher sales of compact speaker units for cellular phones. Sales in Japan fell 11.8% to ¥33.2 billion due to decreased sales of FA systems. Overseas sales were down 24.3% to ¥28.0 billion due to decreased sales of FA systems in South East Asia, despite increased sales of speaker units for cellular phones in South East Asia.

Other revenues

(Revenues excluding net sales and royalty revenue)

Other revenues include interest income and other income. Interest income increased from ¥1.9 billion to ¥2.7 billion due to higher interest rates in North America. Other income increased from ¥3.4 billion to ¥6.8 billion, due mainly to an increase in gain on sale of available for sale securities.

Cost and expenses

Cost of sales increased to ¥593.2 billion from fiscal 2005's ¥564.5 billion. Cost of sales for fiscal 2006 represented 78.6% of operating revenue, down by 0.8 of a percentage point from 79.4% for fiscal 2005. This decrease is net of absence of one time of pension cost amounting to ¥25.3 billion recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government recorded in fiscal 2005 and increase of percentage of other cost of sales due to adverse effects of intensified competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 25–30% during fiscal 2006. Gross profit margin in the Car Electronics business also decreased. This is due mainly to an increase of development costs.

Selling, general and administrative ("SGA") expenses decreased by ¥16.5 billion to ¥178.1 billion from fiscal 2005's ¥194.6 billion. This decrease is net of absence of one time pension cost amounting to ¥24.2 billion recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government recorded in fiscal 2005 and increase of other SGA expenses, such as shipping and handling costs and royalty expenses. Shipping and handling costs and royalty expenses increased by ¥7.8 billion in total in line with the increase in the number of shipped plasma display units.

In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and the related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as a subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to SGA expenses. Please see Note 12 of the notes to consolidated financial statements for additional information.

R&D expenses, which are included in cost of sales and SGA expenses, increased 13.6% to ¥63.4 billion, representing 8.4% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems and plasma displays.

Loss on sale and disposal of fixed assets increased by ¥2.7 billion. The increase was attributable mainly to losses recorded in fiscal 2006 for disposal of production facilities for the purpose of improving production efficiencies, mainly in organic light-emitting diode ("OLED") products and plasma display panels.

Other deductions increased from ¥6.3 billion to ¥60.0 billion. The difference is mainly due to ¥41.4 billion impairment losses recognized in fiscal 2006 related to our corporate restructuring. During fiscal 2006, we reviewed the production facilities of plasma display and DVD recorder related products because of decreases in gross profit margins for plasma displays and DVD recorders due to sharp decline in market prices. As a result of the review, an impairment loss of ¥31.9 billion in plasma display and ¥9.0 billion in DVD recorder related assets were recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. In addition, a foreign subsidiary recognized an impairment loss of ¥0.6 billion for fiscal 2006 in relation to the property and equipment of the plant to be closed.

As a part of our efforts to improve business performance, 12 Pioneer group companies, including Pioneer Corporation, implemented voluntary incentive-based early retirement programs. As a result of these programs, we recorded special termination benefits of ¥10.8 billion in connection with the retirement of 777 employees. As a part of the integration plan in foreign manufacturing companies, we decided to close a car electronics

Operating Revenue in Japan
(Billions of Yen)



250
200
150
100
50
0
2004
2005
2006

Operating Revenue in North America
(Billions of Yen)



250
200
150
100
50
0
2004
2005
2006

Operating Revenue in Europe
(Billions of Yen)



250
200
150
100
50
0
2004
2005
2006

plant in Belgium. As a result of the closure of the plant in Belgium, one-time termination benefits of ¥3.0 billion, operating lease termination costs of ¥0.3 billion and other costs of ¥0.6 billion were recorded. Finally, ¥0.2 billion was recorded for one-time termination benefits at our plant in Mexico.

Loss from continuing operations before income taxes

As a result of factors discussed above, we posted a ¥71.2 billion loss before income taxes in fiscal 2006, compared with loss of ¥2.1 billion in fiscal 2005.

Income taxes

In fiscal 2006, the provision for income taxes was minus ¥4.7 billion against ¥71.2 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to a valuation allowance set up for deferred tax assets of the parent company and certain subsidiaries which posted losses.

Minority interest in losses (earnings) of subsidiaries

Minority interest in losses of subsidiaries, which primarily consists of the losses of Tohoku Pioneer Corporation, a subsidiary in Japan, and its subsidiaries attributable to its minority shareholders, amounted to ¥4.8 billion in fiscal 2006 compared with earnings of ¥0.7 billion in fiscal 2005.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥24.0 billion in fiscal 2006, compared with ¥3.1 billion in fiscal 2005. The increase in losses of affiliated companies is mainly attributable to the assumption of debt amounting to ¥25.3 billion incurred by ELDis, Inc., as a result of the decision to withdraw from thin film transistor substrate business which had been carried out by ELDis, Inc.

Income from discontinued operations, net of tax

In fiscal 2006, we sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sale are presented as income from discontinued operations. Corresponding figures for the previous year have been reclassified accordingly. Net income from discontinued operations for fiscal 2006 and 2005 was ¥0.8 billion and ¥1.3 billion respectively.

Net loss

Net loss in fiscal 2006 was ¥85.0 billion, compared with net loss of ¥8.8 billion posted in fiscal 2005. Basic net loss per share of common stock in fiscal 2006 was ¥487.23, compared with net loss per share of ¥50.11 in fiscal 2005.

Operating Revenue in Other Regions

(Billions of Yen)



250
200
150
100
50
0
2004
2005
2006

Year ended March 31, 2005, compared with year ended March 31, 2004

Operating revenue

Net sales amounted to ¥700.8 billion, a 4.1% increase over fiscal 2004. Net sales in Japan came to ¥248.8 billion, almost the same as that of fiscal 2004, and overseas net sales increased 6.6% to ¥452.1 billion. Royalty revenue decreased 13.4% from fiscal 2004 to ¥10.2 billion.

Home Electronics net sales increased 5.4% over fiscal 2004, amounting to ¥322.8 billion, primarily as a result of increased sales of plasma displays and DVD recorders, while sales of recordable DVD drives for PCs, DVD players, cable TV set-top boxes and audio products decreased. Sales of plasma displays grew both in Japan and overseas, and sales of DVD recorders increased overseas. In Japan, sales rose 10.0% to ¥90.8 billion, primarily due to a large increase in sales of plasma displays. The increase was largely attributable to expansion of OEM product sales resulting from the acquisition of a plasma display production subsidiary, Pioneer Plasma Display Corporation ("PPD"). Pioneer brand plasma display sales to the consumer market increased as well. Sales of recordable DVD drives, DVD recorders and audio products decreased in Japan. Sales decrease of recordable DVD drives and DVD recorders was mainly attributable to the impact of a price decline resulting from intensified competition. Overseas sales also rose 3.7% to ¥231.9 billion, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives in Europe and North America and DVD-ROM drives in Europe, as well as our decision to no longer sell cable TV set-top boxes in North America. In general, the market is shifting from DVD players to DVD recorders worldwide.

Car Electronics net sales rose 3.8% to ¥303.4 billion, primarily as a result of sales growth of car navigation systems overseas. In Japan, net sales decreased 1.2% to ¥120.3 billion, mainly influenced by slow demand for car navigation systems in the consumer market, reflecting shifting demand from the consumer market to the OEM market, although car navigation systems for automobile manufacturers increased. Overseas net sales increased 7.4% to ¥183.2 billion, primarily due to increased sales of car audio products for the OEM market and car navigation systems, despite decreased sales of car audio products for the consumer market in Europe and North America. Sales of car navigation systems for the consumer market, particularly map-type DVD models, grew in North America and Europe. Also, sales of car audio products for the consumer market increased in Russia and South and Central America.

Royalty revenue from *Patent Licensing* decreased 13.4% to ¥10.2 billion, compared to that of fiscal 2004. This was attributable to expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.

Net sales for *Others* increased 0.1% over fiscal 2004 to ¥74.6 billion, reflecting primarily increased sales of FA systems and component parts for cellular phones. In Japan, net sales decreased 15.4% to ¥37.7 billion. This primarily resulted from decrease in sales of OLED display panels, mainly for cellular phone manufacturers, and semiconductors for laser pickups, despite an increase in sales of FA systems. Decrease in sales of semiconductors for laser pickups is due to a sales shift from Japan to China. Overseas, net sales were up 23.1% over fiscal 2004 to ¥37.0 billion. The increase is primarily due to increased sales in China of semiconductors for laser pickups and in Asia of speaker devices for cellular phones.

Other revenues
(Revenues excluding net sales and royalty revenue)

Other revenues include interest income and other income. Interest income increased from ¥1.4 billion to ¥1.9 billion due to increased return on short-term investment of proceeds from convertible bonds issued in March 2004. Other income increased from ¥0.5 billion to ¥3.4 billion, mainly due to a ¥2.3 billion gain on sale of available for sale securities.

Cost and expenses

Cost of sales increased to ¥564.5 billion from fiscal 2004's ¥474.0 billion. After excluding ¥25.3 billion of one-time pension cost recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government, cost of sales represented 75.8% of operating revenue, up by 6.6 percentage points from fiscal 2004's 69.2%. The increase is primarily due to the adverse effects of harsh price competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 20–30% during fiscal 2005. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect on gross profit margin. Gross profit margin in the Car Electronics business also decreased. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and the decline in sales prices of car CD players worldwide decreased gross profit margin as well. Increased provision for inventory reserve, mainly for excess stock of Home Electronics products, was another reason for the higher cost of sales.

SGA expenses increased to ¥194.6 billion from fiscal 2004's ¥165.0 billion. The difference was ¥5.4 billion after excluding ¥24.2 billion one-time pension cost resulting from the transfer of the substitutional portion of employee welfare pension plan. Increases in shipping and handling costs and warranty cost accounted for the majority of the increase. Shipping and handling costs increased by ¥1.4 billion in line with the increase in shipment of the number of plasma display units. Provision for warranty reserve increased by ¥2.0 billion due to extension of warranty period for plasma displays as a part of a sales promotion measure.

In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to SGA expenses. Note 12 of the notes to consolidated financial statements provides detailed information.

R&D expenses, which are included in cost of sales and SGA expenses, increased 8.6% to ¥55.9 billion, representing 7.9% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.

Loss on sale and disposal of fixed assets decreased by ¥3.4 billion. The decrease was attributable mainly to losses recorded in fiscal 2004 for relocation and replacement of production facilities for the purpose of improving production efficiency, mainly in DVD products and plasma display panels.

Other deductions increased from ¥1.6 billion to ¥6.3 billion. The difference is mainly due to ¥4.5 billion impairment losses recognized in fiscal 2005. An impairment loss of ¥3.4 billion was recorded for production facilities of PPD due to the downward revision of sales forecast for PPD's products after the acquisition. This downward revision resulted from decreased orders from our main OEM customers in the second half of fiscal 2005, reflecting changes in business circumstances. We also recorded a ¥0.6 billion impairment loss on assets used in manufacturing cable TV set-top boxes as a result of our decision to no longer sell cable TV set-top boxes in North America. Also, an impairment loss of ¥0.5 billion was recorded for production facilities of a foreign subsidiary, for which closure is planned as a part of reorganization of overseas production sites. Another reason for the difference was the losses incurred in connection with our decision not to sell cable TV set-top boxes in North America any longer. ¥1.8 billion was recorded for asset disposal, employee termination benefits and contract termination costs, in addition to the impairment loss discussed above.

Income (loss) from continuing operations before income taxes

As a result of factors discussed above, we posted ¥2.1 billion loss before income taxes in fiscal 2005, compared with income of ¥40.5 billion in fiscal 2004.

Income taxes

In fiscal 2005, the provision for income taxes was ¥4.3 billion against ¥2.1 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to valuation allowance set up for deferred tax assets of the subsidiaries which posted losses. In fiscal 2004, income taxes as a percentage of pre-tax income were 44.8%, which was 2.8% higher than the normal statutory tax rate of 42.0% in Japan.

Minority interest in earnings of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation, a subsidiary in Japan, and its subsidiaries attributable to its minority shareholders, amounted to ¥0.7 billion in both fiscal 2005 and fiscal 2004.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2005, compared with ¥2.2 billion in fiscal 2004. The increase in loss is mainly attributable to the increase in loss incurred by ELDis, Inc.

Net income (loss)

Net loss in fiscal 2005 was ¥8.8 billion, compared with net income of ¥24.8 billion posted in fiscal 2004. Basic net loss per share of common stock in fiscal 2005 was ¥50.11, compared with net income per share of ¥141.58 in fiscal 2004.

Liquidity and Capital Resources

Cash flows

Net cash provided by operating activities in fiscal 2006 was ¥68.3 billion, an increase of ¥48.4 billion compared to fiscal 2005. Changes in operating assets and liabilities were the primary cause for the increased cash flows from operating activities. Among operating assets and liabilities, trade receivables decreased despite increased sales due to securitization of receivables. Inventories decreased primarily for plasma displays and car electronics products, reflecting our effort to control and reduce inventories.

Net cash used in investing activities was ¥29.8 billion for fiscal 2006, a decrease of ¥63.7 billion compared to ¥93.5 billion in fiscal 2005. The decrease was mainly due to payments for the acquisition of a plasma display production subsidiary of ¥34.0 billion in fiscal 2005, and a decrease in the investments for plasma display production facilities.

Net cash used in financing activities was ¥38.6 billion, an increase of ¥34.6 billion compared to ¥4.0 billion in fiscal 2005. In fiscal 2006, cash was used primarily for reducing long-term debt, short-term borrowings and payment of dividends. ¥31.2 billion cash was used for repayments of long-term debt and short-term borrowings. Cash used in dividend payments amounted to ¥3.5 billion.

As a result of these activities and the effect of changes in exchange rates on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥5.0 billion to ¥121.7 billion at the end of fiscal 2006, from ¥116.7 billion at the end of fiscal 2005.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for manufacturing our products. Also, operating expenses, including manufacturing expenses and selling, general and administrative expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a primary portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.

We believe that our ability to generate positive operating cash flows and liquidity discussed in the following financial management section provide sufficient resources to fund future operating capital requirements and capital expenditures.

Financial management

At present, funds required for operating capital and capital expenditures are generally financed through internally generated cash and debt or equity financing. With regard to debt financing, short-term debt financing with maturities of one year or less is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally by each consolidated subsidiary based on its capital requirements. At March 31, 2006, short-term borrowings of ¥23.2 billion were principally in Japanese yen, U.S. dollar, and euro. On the other hand, financing of long-term funding requirements such as investments in production facilities, financing through debt and

Cash Flows
(Billions of Yen)


80
60
40
20
0
-20
-40
-60
-80
-100
2004
2005
2006
□ Cash flows from operating activities
■ Cash flows from investing activities
● Free cash flows (Cash flows from operating activities + Cash flows from investing activities)

equity securities markets are arranged in Japan, and long-term borrowing from financial institutions is arranged locally by each consolidated subsidiary. At March 31, 2006, substantially all of the long-term debt of ¥100.1 billion, including the portion due within one year, was comprised of ¥61.5 billion zero coupon convertible bonds due 2011 including ¥1.5 billion unamortized issue premium, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥254.5 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer. Also, the parent company and its four subsidiaries in Japan and China entered into a three-year global credit facility agreement for the amount of ¥70.0 billion effective from May 2005. This will ensure that these companies in Japan and China have an efficient and stable financing source for their operational funding needs.

Contractual obligations and off-balance sheet arrangements

The following summarizes our contractual obligations at March 31, 2006.

					Billions of Yen
		Payment Due by Period			
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual obligations:					
Long-term debt	¥98.7	¥ 7.2	¥20.3	¥6.6	¥64.6
Operating leases	8.4	2.5	3.4	1.3	1.2
Purchase commitment	26.1	26.1	–	–	–
Interest payments	4.4	1.2	2.0	1.1	0.1
Contribution to defined benefit plans	6.7	6.7	–	–	–

Notes: 1. Total long-term debt of ¥98.7 billion does not include ¥1.5 billion unamortized issue premium on convertible bonds.
2. Long-term debt includes capital lease obligations.
3. Contractual obligations do not include ¥0.2 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheets.
4. The amount that we will contribute under our defined pension plans is based on a number of factors, primarily rate of salary increase and the number of employees. As such, we have estimated the amount of such contribution for the year ending March 31, 2007 and not the contribution for the years thereafter.

The ¥26.1 billion purchase commitment outstanding at March 31, 2006 was for raw material, property, plant and equipment and advertising. This included a part of our ¥54.0 billion capital expenditure plan in fiscal 2007. The planned increase in capital expenditures from ¥40.3 billion in fiscal 2006 mainly reflects investments needed to concentrate planning, development and design personnel currently based at three separate locations in a single site for the Home Electronics business.

We provide guarantees covering a one-year period to third parties who provide loans to our affiliated companies. If our affiliated companies were to default on a payment within the contract period of one year, we would have to pay the guaranteed amount. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥0.2 billion at March 31, 2006.

We have the following accounts receivable securitization programs. In the United States of America, we have established PUSA Receivables Funding Corporation, Inc., a wholly owned, bankruptcy remote-special purpose entity and established an accounts receivable securitization program of eligible trade accounts receivable. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of a parent company, or any of its subsidiaries. Through this program, we can securitize and sell, without recourse, on a revolving basis, an undivided interest up to $100,000 thousand in that pool of receivables to third party conduits owned by a bank. These securitization transactions are accounted for as sales in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," because we have surrendered control over the receivables. We sold a total of ¥9.7 billion of receivables under this program for the year ended March 31, 2006. In Japan, we set up several accounts receivable sales programs of eligible trade accounts receivable. Through these programs, we can sell receivables, without recourse, to financial institutions. These transactions are accounted for as sales in accordance with SFAS No. 140, because we have surrendered control over the receivables. We sold a total of ¥5.6 billion of receivable under this program for the year ended March 31, 2006. We utilize this program to diversify our options to increase the flexibility of our cash flow control. Our cash flow management does not get critically effected without this program.

Segment Information

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan and is not in accordance with accounting principles generally accepted in the United States of America.

Business segments

Millions of Yen

Year ended March 31, 2006	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	**¥354,690**	**¥330,522**	**¥ 8,540**	**¥61,212**	**–**	**¥754,964**
Inter-segment	**2,123**	**1,579**	**2,048**	**37,645**	**¥ (43,395)**	**–**
Total	**356,813**	**332,101**	**10,588**	**98,857**	**(43,395)**	**754,964**
Segment income (loss)	**(35,184)**	**17,486**	**7,217**	**(3,991)**	**(1,937)**	**(16,409)**
Identifiable assets	**177,367**	**169,338**	**1,474**	**74,326**	**255,541**	**678,046**
Depreciation and amortization	**20,654**	**11,511**	**963**	**8,532**	**4,897**	**46,557**
Capital expenditures (additions to fixed assets)	**¥ 16,317**	**¥ 12,214**	**¥ 60**	**¥ 8,462**	**¥ 1,973**	**¥ 39,026**

Millions of Yen

Year ended March 31, 2005	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥322,771	¥303,410	¥10,237	¥ 74,624	–	¥711,042
Inter-segment	2,332	1,321	1,362	36,683	¥ (41,698)	–
Total	325,103	304,731	11,599	111,307	(41,698)	711,042
Segment income (loss)	(24,628)	18,591	9,389	61	(2,722)	691
Identifiable assets	240,923	167,346	2,852	92,478	221,568	725,167
Depreciation and amortization	22,073	12,514	¥ 311	8,439	3,478	46,815
Capital expenditures (additions to fixed assets)	¥ 32,769	¥ 12,358	–	¥ 9,501	¥ 9,568	¥ 64,196

Notes: 1. The Company presents segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government in connection with transfer of substitutional portion of employee welfare pension plan to the Japanese government.

2. Effective from 2006, the Company changed the business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from "Others" to "Home Electronics." Previously reported amounts have been reclassified accordingly.

3. In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sale are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Corresponding figures for fiscal 2005 have been reclassified accordingly.

Income (loss) by business segments

Home Electronics segment recorded a loss of ¥35.2 billion, compared to a loss of ¥24.6 billion in fiscal 2005. Despite increased sales, mainly for plasma displays, lowered prices for plasma displays and DVD products worsened gross profit margins.

Car Electronics segment recorded a profit of ¥17.5 billion, down 5.9% from ¥18.6 billion in fiscal 2005. Decrease of the profit of this segment is due mainly to an increase of development costs.

Patent Licensing posted ¥7.2 billion profit, down 23.1% from ¥9.4 billion in fiscal 2005 due to a decrease in royalty revenue.

Others recorded a loss of ¥4.0 billion, compared with ¥0.1 billion profit in fiscal 2005. This loss was principally caused by the decrease in sales of factory automation systems.

Geographic segments

Millions of Yen

Year ended March 31, 2006	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	**¥270,771**	**¥196,809**	**¥163,361**	**¥124,023**	**–**	**¥754,964**
Inter-area	**333,878**	**6,161**	**341**	**209,919**	**¥(550,299)**	**–**
Total	**604,649**	**202,970**	**163,702**	**333,942**	**(550,299)**	**754,964**
Segment income (loss)	**(25,832)**	**3,368**	**3,519**	**3,697**	**(1,161)**	**(16,409)**
Identifiable assets	**245,695**	**43,317**	**65,071**	**119,273**	**204,690**	**678,046**
Depreciation and amortization	**28,966**	**3,109**	**2,180**	**7,405**	**4,897**	**46,557**
Capital expenditures (additions to fixed assets)	**¥ 25,961**	**¥ 1,346**	**¥ 1,097**	**¥ 8,649**	**¥ 1,973**	**¥ 39,026**

Millions of Yen

Year ended March 31, 2005	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥286,090	¥171,947	¥149,117	¥103,888	–	¥711,042
Inter-area	288,196	5,030	805	175,698	¥(469,729)	–
Total	574,286	176,977	149,922	279,586	(469,729)	711,042
Segment income (loss)	(7,106)	(2,738)	(308)	6,986	3,857	691
Identifiable assets	315,252	60,799	60,463	112,312	176,341	725,167
Depreciation and amortization	31,819	2,344	2,444	6,730	3,478	46,815
Capital expenditures (additions to fixed assets)	¥ 44,658	¥ 1,911	¥ 1,005	¥ 7,054	¥ 9,568	¥ 64,196

Notes: 1. Operating revenue reported in the geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

2. The Company presents segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government in connection with transfer of substitutional portion of employee welfare pension plan to the Japanese government.

3. In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sale are presented as income from discontinued operations in the consolidated statements of operations in accordance with SFAS No. 144. Corresponding figures for fiscal 2005 have been reclassified accordingly.

Quarterly Information (Unaudited)

Pioneer Corporation and Subsidiaries

In millions of yen except per share information and share prices	Year ended March 31, 2005				**Year ended March 31, 2006**			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Revenues:								
Operating revenue:								
Net sales	¥156,275	¥171,571	¥189,478	¥183,481	**¥158,073**	**¥175,726**	**¥214,983**	**¥197,642**
Royalty revenue	2,875	3,864	1,407	2,091	**1,123**	**4,162**	**1,977**	**1,278**
Total operating revenue	159,150	175,435	190,885	185,572	**159,196**	**179,888**	**216,960**	**198,920**
Other revenues	(371)	274	2,365	3,085	**4,086**	**3,225**	**1,159**	**977**
Total revenues	158,779	175,709	193,250	188,657	**163,282**	**183,113**	**218,119**	**199,897**
Cost and expenses	154,744	168,363	190,152	205,203	**169,954**	**220,594**	**214,243**	**230,785**
Income (loss) from continuing operations before income taxes	4,035	7,346	3,098	(16,546)	**(6,672)**	**(37,481)**	**3,876**	**(30,888)**
Income taxes	1,531	3,620	948	(1,812)	**(1,588)**	**(5,347)**	**2,510**	**(235)**
Minority interest in losses (earnings) of subsidiaries	(289)	(269)	(65)	(67)	**568**	**3,601**	**(241)**	**846**
Equity in earnings (losses) of affiliated companies	(845)	(680)	(574)	(969)	**(853)**	**(24,305)**	**30**	**1,101**
Income (loss) from continuing operations	1,370	2,777	1,511	(15,770)	**(5,369)**	**(52,838)**	**1,155**	**(28,706)**
Income from discontinued operations, net of tax	127	535	274	387	**26**	**137**	**248**	**361**
Net income (loss)	¥ 1,497	¥ 3,312	¥ 1,785	¥ (15,383)	**¥ (5,343)**	**¥ (52,701)**	**¥ 1,403**	**¥ (28,345)**
Per share of common stock:								
Basic:								
Income (loss) from continuing operations	¥7.81	¥15.83	¥ 8.61	¥(89.98)	**¥(30.78)**	**¥(302.92)**	**¥6.62**	**¥(164.58)**
Income from discontinued operations, net of tax	0.72	3.05	1.56	2.21	**0.15**	**0.78**	**1.42**	**2.07**
Net income (loss)	¥8.53	¥18.88	¥10.17	¥(87.77)	**¥(30.63)**	**¥(302.14)**	**¥8.04**	**¥(162.51)**
Diluted:								
Income (loss) from continuing operations	¥6.79	¥14.18	¥ 7.54	¥(89.98)	**¥(30.78)**	**¥(302.92)**	**¥5.70**	**¥(164.58)**
Income from discontinued operations, net of tax	0.67	2.81	1.44	2.21	**0.15**	**0.78**	**1.31**	**2.07**
Net income (loss)	¥7.46	¥16.99	¥ 8.98	¥(87.77)	**¥(30.63)**	**¥(302.14)**	**¥7.01**	**¥(162.51)**
Share prices on Tokyo Stock Exchange:								
High	¥3,390	¥2,850	¥2,430	¥2,055	**¥2,040**	**¥1,785**	**¥1,764**	**¥1,989**
Low	2,635	2,215	1,820	1,827	**1,655**	**1,604**	**1,410**	**1,530**

Note: In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sale are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Corresponding figures for fiscal 2005 have been reclassified accordingly.

Share Price Range (Tokyo Stock Exchange)



(¥)
5,000
4,000
3,000
2,000
1,000
0
FY2002
FY2003
FY2004
FY2005
FY2006

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

Assets	Millions of Yen 2005	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents—			
Cash, including time deposits of ¥48,211 million—$412,060 thousand (¥52,275 million in 2005)	¥ 116,681	**¥ 121,680**	**$ 1,040,000**
Trade receivables—			
Notes	2,516	**1,729**	**14,778**
Accounts (Note 6)	132,110	**108,893**	**930,709**
Allowance for doubtful notes and accounts (Note 23)	(2,450)	**(3,059)**	**(26,145)**
Inventories (Note 7)	109,015	**104,226**	**890,820**
Deferred income taxes (Note 13)	25,519	**27,802**	**237,624**
Assets held for sale (Note 4)	–	**25,577**	**218,607**
Prepaid expenses and other current assets	43,505	**41,824**	**357,470**
Total current assets	426,896	**428,672**	**3,663,863**
Investments and long-term receivables:			
Available-for-sale securities (Note 5)	22,268	**24,733**	**211,393**
Investments in and advances to affiliated companies (Note 8)	2,987	**1,705**	**14,573**
Sundry investments (Notes 5 and 21)	3,388	**3,189**	**27,257**
Long-term receivables, less allowance for doubtful accounts of ¥106 million—$906 thousand (¥160 million in 2005) (Note 23)	185	**145**	**1,239**
Total investments and long-term receivables	28,828	**29,772**	**254,462**
Property, plant and equipment (Notes 10 and 11):			
Land	32,965	**30,611**	**261,633**
Buildings	136,372	**119,312**	**1,019,761**
Machinery and equipment	293,359	**243,811**	**2,083,855**
Construction in progress	1,056	**1,999**	**17,085**
Total	463,752	**395,733**	**3,382,334**
Accumulated depreciation	(253,607)	**(235,502)**	**(2,012,838)**
Net property, plant and equipment	210,145	**160,231**	**1,369,496**
Other assets:			
Intangible assets (Note 9)	24,052	**20,576**	**175,863**
Deferred income taxes (Note 13)	25,420	**28,933**	**247,291**
Other	9,826	**9,862**	**84,290**
Total other assets	59,298	**59,371**	**507,444**
Total assets	¥ 725,167	**¥ 678,046**	**$ 5,795,265**

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of Yen 2005	Millions of Yen 2006	Thousands of U.S. Dollars (Note 1) 2006
Current liabilities:			
Short-term borrowings (Note 11)	¥ 33,152	**¥ 23,205**	**$ 198,333**
Current portion of long-term debt (Note 11)	19,276	**7,165**	**61,239**
Trade payables	96,335	**102,082**	**872,496**
Accrued liabilities—			
Taxes on income	4,938	**6,987**	**59,718**
Payroll	17,203	**16,640**	**142,222**
Royalty	14,811	**17,579**	**150,248**
Other	36,843	**56,656**	**484,239**
Warranty reserve (Note 23)	5,722	**6,603**	**56,436**
Dividends payable	2,180	**436**	**3,727**
Liabilities held for sale (Note 4)	–	**17,863**	**152,675**
Other current liabilities	20,710	**17,076**	**145,949**
Total current liabilities	251,170	**272,292**	**2,327,282**
Long-term liabilities:			
Long-term debt (Note 11)	81,219	**92,970**	**794,615**
Accrued pension and severance cost (Note 12)	40,022	**23,475**	**200,641**
Deferred income taxes (Note 13)	1,630	**1,718**	**14,684**
Other long-term liabilities	719	**232**	**1,983**
Total long-term liabilities	123,590	**118,395**	**1,011,923**
Commitments and contingent liabilities (Note 24)			
Minority interests	18,168	**14,109**	**120,590**
Shareholders' equity (Note 14):			
Common stock, no par value			
Authorized— 400,000,000 shares			
Issued—180,063,836 shares—2005 and 2006	49,049	**49,049**	**419,222**
Capital surplus	82,735	**82,910**	**708,632**
Retained earnings	260,556	**173,826**	**1,485,692**
Accumulated other comprehensive loss (Note 16)	(47,669)	**(20,092)**	**(171,726)**
Treasury stock at cost, 5,635,190 shares—2005 and 5,641,946 shares—2006	(12,432)	**(12,443)**	**(106,350)**
Total shareholders' equity	332,239	**273,250**	**2,335,470**
Total liabilities and shareholders' equity	¥725,167	**¥678,046**	**$5,795,265**

See notes to consolidated financial statements.

Consolidated Statements of Operations

Pioneer Corporation and Subsidiaries
Years ended March 31

			Millions of Yen	Thousands of U.S. Dollars (Note 1)
	2004	2005	**2006**	**2006**
Revenues:				
Operating revenue:				
Net sales	¥672,928	¥700,805	**¥746,424**	**$6,379,692**
Royalty revenue	11,821	10,237	**8,540**	**72,991**
Total operating revenue	684,749	711,042	**754,964**	**6,452,683**
Interest income	1,420	1,929	**2,658**	**22,718**
Other income (Notes 5 and 18)	479	3,424	**6,789**	**58,026**
Total revenues	686,648	716,395	**764,411**	**6,533,427**
Cost and expenses:				
Cost of sales (Note 12)	473,972	564,457	**593,238**	**5,070,410**
Selling, general and administrative expenses (Note 12)	164,951	194,591	**178,135**	**1,522,522**
Subsidy from the government (Note 12)	–	(48,697)	**–**	**–**
Interest expense	2,154	1,741	**1,479**	**12,641**
Loss on sale and disposal of fixed assets	3,454	34	**2,704**	**23,111**
Other deductions (Notes 10, 17 and 18)	1,589	6,336	**60,020**	**512,991**
Total cost and expenses	646,120	718,462	**835,576**	**7,141,675**
Income (loss) from continuing operations before income taxes	40,528	(2,067)	**(71,165)**	**(608,248)**
Income taxes (Note 13):				
Current	17,118	7,169	**8,074**	**69,009**
Deferred	1,051	(2,882)	**(12,734)**	**(108,838)**
Total income taxes	18,169	4,287	**(4,660)**	**(39,829)**
Income (loss) from continuing operations before minority interest and equity in losses	22,359	(6,354)	**(66,505)**	**(568,419)**
Minority interest in losses (earnings) of subsidiaries	(651)	(690)	**4,774**	**40,804**
Equity in losses of affiliated companies (Note 8)	(2,244)	(3,068)	**(24,027)**	**(205,359)**
Income (loss) from continuing operations	19,464	(10,112)	**(85,758)**	**(732,974)**
Income from discontinued operations, net of tax (Note 4)	5,374	1,323	**772**	**6,598**
Net income (loss)	¥ 24,838	¥ (8,789)	**¥ (84,986)**	**$ (726,376)**

			Yen	U.S. Dollars
	2004	2005	**2006**	**2006**
Per share of common stock (Note 22):				
Basic:				
Continuing operations	¥110.95	¥(57.65)	**¥(491.66)**	**$(4.20)**
Discontinued operations	30.63	7.54	**4.43**	**0.04**
Net income (loss)	¥141.58	¥(50.11)	**¥(487.23)**	**$(4.16)**
Diluted:				
Continuing operations	¥110.09	¥(57.65)	**¥(491.66)**	**$(4.20)**
Discontinued operations	30.43	7.54	**4.43**	**0.04**
Net income (loss)	¥140.52	¥(50.11)	**¥(487.23)**	**$(4.16)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pioneer Corporation and Subsidiaries
Years ended March 31

		Millions of Yen					
	Number of Shares Issued (Thousands)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2003	180,064	¥49,049	¥82,159	¥253,266	¥(55,629)	¥(10,452)	¥318,393
Comprehensive income (loss):							
Net income				24,838			24,838
Other comprehensive loss (Note 16)					(6,200)		(6,200)
Comprehensive income							18,638
Value ascribed to stock options (Note 15)			305				305
Purchase of treasury stock (Note 14)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)
Balance at March 31, 2004	180,064	49,049	82,464	273,718	(61,829)	(10,464)	332,938
Comprehensive income (loss):							
Net loss				(8,789)			(8,789)
Other comprehensive income (Note 16)					14,160		14,160
Comprehensive income							5,371
Value ascribed to stock options (Note 15)			270				270
Purchase of treasury stock (Note 14)						(1,979)	(1,979)
Sales of treasury stock			1			11	12
Cash dividends (¥25.00 per share)				(4,373)			(4,373)
Balance at March 31, 2005	180,064	49,049	82,735	260,556	(47,669)	(12,432)	332,239
Comprehensive income (loss):							
Net loss				**(84,986)**			**(84,986)**
Other comprehensive income (Note 16)					**27,577**		**27,577**
Comprehensive loss							**(57,409)**
Value ascribed to stock options (Note 15)			**175**				**175**
Purchase of treasury stock (Note 14)						**(12)**	**(12)**
Sales of treasury stock						**1**	**1**
Cash dividends (¥10.00 per share)				**(1,744)**			**(1,744)**
Balance at March 31, 2006	**180,064**	**¥49,049**	**¥82,910**	**¥173,826**	**¥(20,092)**	**¥(12,443)**	**¥273,250**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
Balance at March 31, 2005	$419,222	$707,137	$2,226,974	$(407,427)	$(106,256)	$2,839,650
Comprehensive income (loss):						
Net loss			**(726,376)**			**(726,376)**
Other comprehensive income (Note 16)				**235,701**		**235,701**
Comprehensive loss						**(490,675)**
Value ascribed to stock options (Note 15)		**1,495**				**1,495**
Purchase of treasury stock (Note 14)					**(103)**	**(103)**
Sales of treasury stock					**9**	**9**
Cash dividends ($0.09 per share)			**(14,906)**			**(14,906)**
Balance at March 31, 2006	**$419,222**	**$708,632**	**$1,485,692**	**$(171,726)**	**$(106,350)**	**$2,335,470**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Years ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2005	**2006**	**2006**
Operating activities:				
Net income (loss)	¥ 24,838	¥ (8,789)	**¥ (84,986)**	**$ (726,376)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	41,047	46,990	**46,703**	**399,171**
Minority interest in (losses) earnings of subsidiaries	654	692	**(4,773)**	**(40,795)**
Equity in losses of affiliated companies, less dividends	2,248	3,072	**24,031**	**205,393**
Deferred income taxes	758	(2,846)	**(13,056)**	**(111,590)**
Provision for pension and severance cost, less payments	3,579	2,463	**(2,862)**	**(24,462)**
Loss on sale and disposal of fixed assets	3,464	40	**2,704**	**23,111**
Impairment of long-lived assets	–	4,460	**41,422**	**354,034**
Write-down of available-for-sale securities and sundry investments	245	51	**133**	**1,137**
Gains on sale of available-for-sale securities and sundry investments, net	(37)	(2,309)	**(5,673)**	**(48,487)**
Gain on sale of discontinued operations	(1,825)	–	**(434)**	**(3,709)**
Stock-based compensation expenses	305	270	**175**	**1,495**
Decrease (increase) in trade notes and accounts receivable	(7,797)	(12,322)	**19,329**	**165,205**
Decrease (increase) in inventories	(20,724)	6,317	**9,530**	**81,453**
Increase in prepaid expenses and other current assets	(12,688)	(5,051)	**(7,898)**	**(67,504)**
Increase in trade payables	18,289	4,405	**13,941**	**119,154**
Increase (decrease) in accrued taxes on income	3,559	(4,473)	**2,069**	**17,684**
Increase (decrease) in other accrued liabilities	7,530	(5,898)	**22,045**	**188,419**
Other	(3,067)	(7,126)	**5,929**	**50,676**
Net cash provided by operating activities	60,378	19,946	**68,329**	**584,009**
Investing activities:				
Payment for purchase of fixed assets	(57,978)	(63,866)	**(40,325)**	**(344,658)**
Payment for purchase of investment securities	(595)	(510)	**(6)**	**(51)**
Payment for purchase of available-for-sale securities	(53)	–	**(1)**	**(9)**
Payment for purchase of a subsidiary, net of cash acquired	–	(34,015)	**–**	**–**
Payment for other assets	(953)	(1,252)	**(578)**	**(4,940)**
Proceeds from sale of fixed assets	1,458	2,184	**3,049**	**26,060**
Proceeds from sale of discontinued operations	4,897	–	**754**	**6,444**
Proceeds from sale of investment securities	53	12	**282**	**2,410**
Proceeds from sale of available-for-sale securities	156	3,091	**7,068**	**60,410**
Other	261	840	**(2)**	**(16)**
Net cash used in investing activities	(52,754)	(93,516)	**(29,759)**	**(254,350)**
Financing activities:				
Proceeds from issuance of convertible bonds (net of issuance cost ¥1,586 million)	60,514	–	**–**	**–**
Payment of long-term debt	(934)	(6,246)	**(26,123)**	**(223,274)**
Increase (decrease) in short-term borrowings	(3,509)	9,025	**(8,616)**	**(73,641)**
Purchase of treasury stock (Note 14)	(14)	(1,979)	**(12)**	**(103)**
Proceeds from sale of treasury stock	2	12	**1**	**9**
Dividends paid	(3,947)	(4,386)	**(3,499)**	**(29,906)**
Dividends paid to minority interests	(285)	(445)	**(302)**	**(2,581)**
Net cash provided by (used in) financing activities	51,827	(4,019)	**(38,551)**	**(329,496)**
Effect of exchange rate changes on cash and cash equivalents	(9,512)	1,851	**4,980**	**42,563**
Net increase (decrease) in cash and cash equivalents	49,939	(75,738)	**4,999**	**42,726**
Cash and cash equivalents, beginning of year	142,480	192,419	**116,681**	**997,274**
Cash and cash equivalents, end of year	¥192,419	¥116,681	**¥121,680**	**$1,040,000**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Pioneer Corporation and Subsidiaries

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the "parent company") is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2006. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the "Company"), as required by Statement of Financial Accounting Standards ("SFAS") No. 131.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. GAAP. Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company's general books of account.

Nature of Operations—

The Company is engaged in the development, manufacture and sale of electronics products. The Company is one of the leading manufacturers of consumer- and commercial-use electronics such as audio, video and car electronics on a global scale.

The principal production activities of the Company are carried out in Asia including Japan. The Company's products are generally sold under its own brand names, principally "Pioneer." The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer and commercial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.

Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies—

The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. All significant intercompany transactions have been eliminated.

Foreign Currency Translation—

For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income (loss).

Foreign currency assets and liabilities are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—

Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In certain cases, terms of the contract require the product to pass customer inspection after delivery and the Company records the sale upon satisfactory customer acceptance. Royalty revenue, which is based on actual amounts produced or sold by the licensee, is recognized when either a royalty report or payment is received from the licensee, whichever is earlier. Until such time, this revenue is not considered to have met the recognition criterion of being fixed or determinable, nor is collectibility reasonably assured. The Company normally does not accept returns except for warranty issues, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated and reserved based on historical experience.

Costs incurred by the Company in connection with sales incentives related to the purchase or promotion of the Company's products are classified as a reduction of revenues in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer." Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers' promotion of the Company's products. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded and when the incentive is offered.

Cash and Cash Equivalents—
Cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Such time deposits can be withdrawn at any time without diminution of the principal amount.

Available-for-Sale Securities—
Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported in other comprehensive income (loss). The cost of securities is determined using the average-cost method.

The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the consolidated statements of operations. For such marketable debt and equity securities, we assume the decline is other than temporary when market value is less than cost for a period of six months, or sooner depending on severity of decline or other factors.

Sundry Investments—
Sundry investments are stated at cost. The Company reviews the investments for impairment when the events or changes in circumstances that may have significant adverse effect on the value of those investments are identified. The investments are written down if the value of investments is estimated to have declined and such decline is other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market, which is net realizable value. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to market, net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

The principal ranges of estimated useful lives are as follows:

Buildings	15–65 years
Machinery and equipment	2–10 years

Goodwill and Other Intangible Assets—
Under SFAS No. 142, "Goodwill and Other Intangible Assets," acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying values of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2006, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized principally over seven years and software is amortized principally over two to five years.

Long-Lived Assets—
Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For the purpose of assessment of an impairment loss, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and

liabilities. When the sum of expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Warranty Reserve—

The Company engages in extensive product quality programs and processes including actively monitoring and evaluating the quality of component suppliers. The Company's warranty obligation is affected by product failure rates and service costs incurred in correcting product failure. The Company provides for the estimated cost of product warranties at the time revenue is recognized. These estimates are established using historical information.

Long-term Debt—

Premiums and issuance costs of long-term debt are amortized over the term of long-term debt using the interest method.

Income Taxes—

Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Research and Development Costs and Advertising Cost—

Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—

Shipping and handling costs totaled ¥11,151 million, ¥12,502 million and ¥16,512 million ($141,128 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Accounting for Stock-Based Compensation—

The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Earnings (loss) per Share—

Basic net income (loss) per share has been computed by dividing net income (loss) available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive potential common stocks were exercised.

Derivatives—

Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2006 to 2008, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133," and by SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

Forward exchange contracts and currency swaps are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2004, 2005 and 2006. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. In 2006, the cash flows attributable to the operating, investing and financing activities of the discontinued operations were not presented separately from the cash flows attributable to such activities of the continuing operations. In prior periods, the cash flows attributable to such activities of continuing operations were reported separately from the cash flows of discontinued operations.

New Accounting Standards—

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company effective April 1, 2006. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29," which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Accounting Principles Board ("APB") Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," or SFAS No. 123R. SFAS No. 123R supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R is effective at the beginning of the first interim and annual reporting period beginning after June 15, 2005. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position because the Company accounts for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In June 2005, the FASB staff issued FASB Staff Position ("FSP") FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the "Directive") adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005, or the date of the Directive's adoption into law by the applicable EU-member countries. The Company adopted FSP 143-1 during the year ended March 31, 2006 and has determined that its effect did not have a material impact on its consolidated results of operations and financial position.

In November 2005, the FASB staff issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security's cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." SFAS No. 156 was issued to simplify the accounting for servicing assets and servicing liabilities and reduce the volatility that results from the use of different measurement attributes for servicing rights and the related financial instruments used to hedge risks associated with those servicing rights. SFAS No. 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not expected to have any material impact on the Company's consolidated statements of operations or financial position.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2004, 2005 and 2006 were as follows:

			Millions of Yen	Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Cash payment for interest	¥ 2,458	¥ 2,038	**¥ 1,652**	**$ 14,120**
Cash payment for income taxes	14,260	17,195	**9,039**	**77,256**
Noncash investing activities:				
Acquisition of a subsidiary:				
Fair value of assets, net of cash acquired	–	60,736	**–**	**–**
Liability assumed including capital lease obligation of ¥12,882 million	–	(26,721)	**–**	**–**
Payment for acquisition of a subsidiary, net of cash acquired	–	34,015	**–**	**–**
Sales of discontinued operations:				
Transferred assets	14,932	–	**1,527**	**13,051**
Transferred liabilities	(11,823)	–	**(1,080)**	**(9,231)**
Foreign currency translation adjustments	(37)	–	**(127)**	**(1,085)**
Gain on sales	1,825	–	**434**	**3,709**
Cash received—net	4,897	–	**754**	**6,444**
Noncash financing activities:				
Assumption of long-term debts from an affiliated company	–	–	**25,357**	**216,726**

3. Acquisition:

On September 30, 2004, the Company acquired 100% of the issued common stock of NEC Plasma Display Corporation ("NPD"), a subsidiary of NEC Corporation, and the intellectual property rights of NPD for cash in an aggregate amount of ¥35,097 million. NPD changed its name to Pioneer Plasma Display Corporation ("PPD") on September 30, 2004. This acquisition was to meet a fast-growing global demand of plasma displays and to ensure its leading role in this market.

The consolidated financial statements for the year ended March 31, 2005 include the operating results of PPD from the date of acquisition.

In connection with this acquisition, ¥6,937 million was assigned to intangible asset of patents subject to amortization with an amortization period of seven years which is based on legal provisions that may limit the useful life.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Millions of Yen
Current assets	¥ 15,390
Property, plant and equipment	37,426
Acquired intangible asset of patent	6,937
Other assets	2,065
Current liabilities	(17,420)
Long-term liabilities	(9,301)
Net assets acquired	¥ 35,097

The following unaudited pro forma information shows the results of the Company's consolidated operations for the years ended March 31, 2004 and 2005 as if the acquisition had been completed at the beginning of each fiscal year presented.

	Unaudited	
	Millions of Yen	
	2004	2005
Revenues	¥736,697	¥731,563
Net income (loss)	17,332	(19,002)

	Yen	
	2004	2005
Net income (loss) per share:		
Basic	¥98.80	¥(108.34)
Diluted	98.02	(108.34)

4. Discontinued operations:

In accordance with SFAS No. 144, the Company presented the results of discontinued operations (including operations of subsidiaries that either have been disposed of or are classified as held for sale) as a separate line item in the consolidated statements of operations under "Income from discontinued operations, net of tax." The cash flows attributable to the operating, investing and financing activities of the discontinued operations were not presented separately from the cash flows attributable to activities of the continuing operations.

The discontinued operations for the year ended March 31, 2004 were as follows:

Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc.—
In order to improve management efficiency by concentrating resources in strategic business, the Company reached an agreement to sell 100% of its shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan's largest comprehensive advertising agency. These subsidiaries were engaged in the audio/video software businesses in Tokyo, Japan and in California, the United States of America, respectively. The transfers of 100% of the shares of Pioneer LDC, Inc. and 90% of the shares of Pioneer Entertainment (USA) Inc. owned by the Company were completed in the year ended March 31, 2004. The remaining shares of Pioneer Entertainment (USA) Inc. are expected to be transferred to Dentsu Inc. during the year ending March 31, 2007.

Q-Tec, Inc.—
In March 2004, Q-Tec, Inc., which had been a 99.26% owned subsidiary of the Company, became an independent company through a management buyout after acquiring all of the shares owned by the Company, with a business alliance of Vision Capital Corporation and Memory-Tech Corporation.

Summarized selected financial information for the year ended March 31, 2004 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen
	2004
Revenues	¥16,664
Cost and expenses	16,324
Income before income taxes	340
Gain on sales of discontinued operations	1,825
Income taxes benefit	2,310
Income from discontinued operations	¥ 4,475

The discontinued operations for the year ended March 31, 2006 were as follows:

Pioneer Digital Technologies, Inc.—
During the year ended March 31, 2006, the Company decided to sell 100% of its shares in Pioneer Digital Technologies, Inc. through a management buyout. Pioneer Digital Technologies, Inc. was a wholly-owned subsidiary which was engaged in development of operating software for cable TV set-top boxes in the United States. The Company sold the shares for a cash consideration of ¥754 million ($6,444 thousand) and recognized a gain on the sale of ¥282 million ($2,410 thousand), net of taxes, in the year ended March 31, 2006. The Company has no continuing involvement with Pioneer Digital Technologies, Inc.

Pioneer Precision Machinery Corporation and its subsidiaries—
In order to improve management efficiency by concentrating resources in strategic business, on March 31, 2006, the Company reached a preliminary agreement with OMRON Corporation on the transfer to OMRON of the Company's entire shares of Pioneer Precision Machinery Corporation, a 99.5% owned subsidiary of the Company, which was engaged in manufacturing and marketing of high-precision parts for electronic equipment.

Assets and liabilities of Pioneer Precision Machinery Corporation and its subsidiaries have been classified as held for sale at March 31, 2006. In accordance with SFAS No. 144, assets held for sale of Pioneer Precision Machinery Corporation and its subsidiaries were recorded at the lower of their carrying amount or fair value less costs to sell and no impairment adjustment was necessary.

The major classes of assets and liabilities included in the consolidated balance sheet at March 31, 2006 relating to assets and liabilities held for sale of Pioneer Precision Machinery Corporation and its subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2006	**2006**
Current assets held for sale:		
Trade receivables	**¥10,421**	**$ 89,068**
Inventories	**1,569**	**13,410**
Other current assets	**10,775**	**92,094**
Property, plant and equipment	**2,258**	**19,299**
Other assets	**554**	**4,736**
Total	**¥25,577**	**$218,607**
Current liabilities held for sale:		
Trade payables	**¥10,673**	**$ 91,222**
Accrued liabilities	**1,129**	**9,650**
Other current liabilities	**4,629**	**39,564**
Other long-term liabilities	**1,432**	**12,239**
Total	**¥17,863**	**$152,675**

Summarized selected financial information for the years ended March 31, 2004, 2005 and 2006 for the discontinued operations reclassified during the year ended March 31, 2006 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Revenues	¥16,161	¥22,598	**¥30,282**	**$258,821**
Cost and expenses	14,844	20,720	**29,462**	**251,812**
Income before income taxes	1,317	1,878	**820**	**7,009**
Gain on sales of discontinued operations	–	–	**434**	**3,709**
Income taxes	418	555	**482**	**4,120**
Income from discontinued operations	¥ 899	¥ 1,323	**¥ 772**	**$ 6,598**

5. Available-for-sale securities and sundry investments:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2005 and 2006 were as follows:

Millions of Yen

	2005				2006			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:								
Non-current	¥5,734	¥16,438	¥2	¥22,170	**¥4,627**	**¥19,982**	**–**	**¥24,609**
Marketable debt securities:								
Non-current	94	4	–	98	**94**	**30**	**–**	**124**
Total	¥5,828	¥16,442	¥2	¥22,268	**¥4,721**	**¥20,012**	**–**	**¥24,733**

Thousands of U.S. Dollars

	2006			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:				
Non-current	**$39,547**	**$170,786**	**–**	**$210,333**
Marketable debt securities:				
Non-current	**803**	**257**	**–**	**1,060**
Total	**$40,350**	**$171,043**	**–**	**$211,393**

At March 31, 2006, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥124 million ($1,060 thousand).

Gross realized gain on available-for-sale securities for the years ended March 31, 2004, 2005 and 2006 were ¥43 million, ¥2,300 million and ¥5,626 million ($48,085 thousand), respectively. Gross realized losses for the years ended March 31, 2004 and 2005 were ¥6 million, ¥1 million, respectively. There was no gross realized loss on available-for-sale securities recorded for the year ended March 31, 2006. The Company owns marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. For the years ended March 31, 2004 and 2005, losses on other than temporary impairment of marketable equity securities were ¥27 million, ¥3 million, respectively. There was no loss on other than temporary impairment of marketable equity securities recorded for the year ended March 31, 2006. For the year ended March 31, 2005, a loss on other-than-temporary impairment of marketable debt securities was ¥3 million. There was no loss on other than temporary impairment of marketable debt securities recorded for the years ended March 31, 2004 and 2006.

Sundry investments consist of non-marketable equity securities and memberships. The aggregate cost of the Company's non-marketable equity securities totaled ¥2,977 million and ¥2,793 million ($23,872 thousand) at March 31, 2005 and 2006, respectively. Investments with an aggregate cost of ¥2,970 million and ¥2,690 million ($22,991 thousand) were not evaluated for impairment because (a) it was not practicable to estimate the fair value and (b) the Company did not identify any events or changes in circumstances that may have had significant adverse effect on the fair value of those investments.

6. Accounts receivable securitization programs:

In the United States of America, the Company has established PUSA Receivables Funding Corporation, Inc., a wholly owned bankruptcy remote-special purpose entity and set up an accounts receivable securitization program of eligible trade accounts receivable. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of the Company, or any of its subsidiaries. Through this program, the Company can securitize and sell, without recourse, on a revolving basis, an undivided interest up to $100,000 thousand in that pool of receivables to third party conduits owned by a bank. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. The Company has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature and high quality. These securitization transactions are accounted for as sales in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," because the Company has surrendered control over the receivables.

The Company sold a total of ¥9,706 million ($82,957 thousand) of receivables under this program for the year ended March 31, 2006. The Company's subordinated net retained interest in accounts receivable for securitization and recorded, as a component of accounts receivable, was ¥5,268 million ($45,026 thousand) at March 31, 2006. The Company recognized a loss of ¥42 million ($359 thousand) on the securitization of receivables for the year ended March 31, 2006. The Company continues to service the sold receivables and is compensated at what we believe to be market rates. Accordingly, no servicing asset or liability has been recorded.

In Japan, the Company set up several accounts receivable sales programs of eligible trade accounts receivable. Through these programs, the Company can sell receivables, without recourse, to financial institutions. These transactions are accounted for as sales in accordance with SFAS No. 140, because the Company has surrendered control over the receivables. The Company sold a total of ¥5,636 million ($48,171 thousand) of receivable under this program for the year ended March 31, 2006. Losses from these transactions were ¥24 million ($205 thousand) for the year ended March 31, 2006. Although the Company continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are immaterial.

7. Inventories:

Inventories at March 31, 2005 and 2006 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Finished products	¥ 52,807	**¥ 48,622**	**$415,572**
Work in process	26,330	**27,175**	**232,265**
Materials and supplies	29,878	**28,429**	**242,983**
Total	¥109,015	**¥104,226**	**$890,820**

8. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company's equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for by the equity method of accounting were ¥4 million, ¥4 million and ¥4 million ($34 thousand), respectively, for the years ended March 31, 2004, 2005 and 2006.

Retained earnings include the parent company's and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method of accounting in the amount of ¥329 million and ¥339 million ($2,897 thousand) at March 31, 2005 and 2006, respectively.

Summarized financial information of companies owned 20% to 50%, including ELDis, Inc. which was 47.5% owned by Tohoku Pioneer Corporation, a 67.1% owned subsidiary, and was liquidated in March, 2006 (See Note 17), accounted for by the equity method of accounting is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Current assets	¥ 8,427	**¥2,528**	**$21,607**
Property, plant and equipment	25,326	**638**	**5,453**
Other assets	403	**210**	**1,795**
Total assets	¥34,156	**¥3,376**	**$28,855**
Current liabilities	¥ 5,116	**¥1,110**	**$ 9,487**
Long-term liabilities	24,736	**294**	**2,513**
Shareholders' equity	4,304	**1,972**	**16,855**
Total liabilities and shareholders' equity	¥34,156	**¥3,376**	**$28,855**

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31	2004	2005	**2006**	**2006**
Net sales	¥8,408	¥ 9,229	**¥ 6,974**	**$ 59,607**
Gross profit (loss)	1,004	(1,932)	**941**	**8,043**
Net loss	5,023	5,801	**24,720**	**211,282**

9. Intangible assets:

Intangible assets subject to amortization acquired during the year ended March 31, 2006 totaled ¥9,223 million ($78,829 thousand) and primarily consisted of software of ¥8,941 million ($76,419 thousand) and patents of ¥29 million ($248 thousand).

The weighted-average amortization periods for software, patents and total acquired during the year ended March 31, 2006 were 3.6 years, 12.6 years and 3.9 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		**2006**		**2006**	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	¥34,281	¥(19,595)	**¥30,503**	**¥(17,164)**	**$260,709**	**$(146,701)**
Patents	28,107	(20,538)	**30,319**	**(24,593)**	**259,137**	**(210,197)**
Other	2,737	(940)	**2,588**	**(1,077)**	**22,120**	**(9,205)**
Total	¥65,125	¥(41,073)	**¥63,410**	**¥(42,834)**	**$541,966**	**$(366,103)**

The aggregate amortization expense for intangible assets for the years ended March 31, 2004, 2005 and 2006 was ¥6,109 million, ¥7,229 million and ¥8,662 million ($74,034 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥7,786	$66,547
2008	4,485	38,333
2009	3,109	26,573
2010	1,539	13,154
2011	827	7,068

10. Impairment losses of long-lived assets:

The Company recognized impairment losses of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2005 and 2006. Impairment losses are included in other deductions of cost and expenses in the consolidated statements of operations (See Note 18). See Note 17, "Restructuring plans" for the impairment losses of long-lived assets recognized in connection with the restructuring plans.

The Company recognized impairment losses of long-lived assets in the aggregate of ¥4,460 million for the year ended March 31, 2005.

For the year ended March 31, 2005, the Company reviewed PPD's production facilities for impairment because of the unfavorable post-acquisition changes in market conditions for plasma displays. As a result of the review, an impairment loss of ¥3,396 million was recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using the present value of estimated cash flows.

The Company recognized impairment losses of long-lived assets in the aggregate of ¥41,422 million ($354,034 thousand) for the year ended March 31, 2006.

During the year ended March 31, 2006, the Company reviewed the production facilities of plasma display (PPD's production facilities and other) and DVD recorder related products for impairment because of significant decreases in gross profit margins for plasma display and DVD recorder related products due to a sharp decline in market prices. As a result of the review, an impairment loss of ¥31,915 million ($272,778 thousand) in plasma display and ¥8,950 million ($76,496 thousand) in DVD recorder related products were recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using the present value of estimated cash flows.

11. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2005 and 2006 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Bank loans:			
Weighted-average interest rate 1.25% at March 31, 2005 and 1.62% at March 31, 2006:			
Uncollateralized	¥33,152	**¥23,205**	**$198,333**

Long-term debt at March 31, 2005 and 2006 comprises the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Loans, principally from banks, maturing serially through 2013 interest ranging from 2.90% to 3.06% at March 31, 2005 and from 0.95% to 2.90% at March 31, 2006:			
Collateralized	¥ 1,960	**¥ 4,916**	**$ 42,017**
Uncollateralized	50	**15,452**	**132,068**
2.35% Uncollateralized bonds due 2005	15,000	**–**	**–**
2.80% Uncollateralized bonds due 2008	10,000	**10,000**	**85,470**
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥1,779 million at March 31, 2005 and ¥1,479 million ($12,641 thousand) at March 31, 2006 (effective annual rate 0.5%)	61,779	**61,479**	**525,462**
Long-term capital lease obligations, 1.25% to 3.26% at March 31, 2005 and 2006 due principally 2012	11,129	**8,251**	**70,521**
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.70% at March 31, 2005), subject to maximum rate of 15% in 2005 and other	577	**37**	**316**
Total	100,495	**100,135**	**855,854**
Less—Portion due within one year	19,276	**7,165**	**61,239**
Total	¥ 81,219	**¥ 92,970**	**$794,615**

The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

On March 5, 2004, the parent company issued ¥60,000 million zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) ("Bonds") at 103.5% of their principal amount. The Bonds do not bear interest. The stock acquisition rights are not transferable separately from the Bonds. The Bonds are traded on the London Stock Exchange's market for listed securities. The Bonds were issued in the denomination of ¥5 million each and each bondholder is entitled to exercise the stock acquisition right from April 1, 2006 until February 18, 2011 (unless previously redeemed) into common shares at an initial conversion price, subject to adjustment in certain events, of ¥4,022. Market price of common stock at the date of issuance of the Bonds was ¥3,220.

The parent company may redeem all, but not some of the Bonds, with advance irrevocable notice to bondholders in each case (1) if the closing price of common stock for each of the 30 consecutive trading days is at least 120% of the conversion price on or after March 4, 2007 and prior to maturity, or (2) if the laws or regulations of Japan having power to tax is changed, or (3) if a resolution is passed at the general meeting of shareholders of the parent company to become a wholly-owned subsidiary of another company.

The stock acquisition right is also exercisable on or after March 19, 2004 if the parent company issues an irrevocable notice to bondholders for (2) or (3) above, or if a resolution passes at a general meeting of shareholders of the parent company (a) for any consolidation or amalgamation of the parent company with any company, or (b) for any split of parent company's business, or (c) for the parent company to become a wholly-owned subsidiary of another company.

The parent company will redeem the outstanding Bonds at 100% of their principal amount on March 4, 2011.

Unused lines of credit for short-term financing at March 31, 2006 approximated ¥254,482 million ($2,175,060 thousand) of which ¥30,000 million ($256,410 thousand) relates to commercial paper programs. There were no unused commitments for long-term financing arrangements at March 31, 2006. There were no commitment fees.

Land and buildings with a book value of ¥7,366 million ($62,957 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2006.

The aggregate annual maturities of long-term debt during the five years ending March 31, 2011 and thereafter are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 7,165	$ 61,239
2008	6,632	56,684
2009	13,694	117,043
2010	3,271	27,957
2011	3,267	27,923
2012 and thereafter	66,106	565,008
Total	¥100,135	$855,854

Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

12. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on sum of cumulative points. The points are accumulated based on years of service, job class and conditions under which termination occurs. The Company's policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws.

The Company also sponsors a domestic non-contributory defined-benefit Corporate Pension Fund ("CPF") under the Defined Benefit Corporate Pension Law which covers substantially all of its Japanese employees. The benefits are based on sum of cumulative points; which are accumulated based on years of service, job class and conditions under which termination occurs.

The Company had sponsored a domestic defined-benefit welfare pension plan (the "Welfare Pension Plan") covering substantially all of its Japanese employees. The benefits under the Welfare Pension Plan were primarily based on years of service and the average compensation during years of service subject to governmental regulations. The Welfare Pension Plan consisted of a substitutional portion, which had been contributory and specified by the Japanese government's welfare pension regulations, and a corporate portion representing a non-contributory plan established by the Company. Management considered that a substitutional portion of the Welfare Pension Plan, which was administered by a board of trustees composed of management and labor representatives, represented the Welfare Pension Plan carried on behalf of the Japanese government.

The Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 29, 2003 and an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on November 1, 2004. On March 11, 2005, the benefit obligation of the substitutional portion and the related government-specified portion of plan assets of the Welfare Pension Plan were transferred to the government.

In accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recorded the transaction upon completion of transfer to the government of the substitutional portion of the benefit obligation and related plan assets for the year ended March 31, 2005. The transfer resulted in the Company recording a subsidy from the government of ¥48,697 million representing the difference between the accumulated benefit obligation of the substitutional portion and the related plan assets. Additionally, the Company recorded a reduction in net periodic benefit cost related to the derecognition of previously accrued salary progression of ¥2,402 million and a settlement loss of ¥51,893 million. The total amount of derecognition of previously accrued salary progression and settlement loss is allocated to cost of sales of ¥25,339 million and selling, general and administrative expenses of ¥24,152 million.

As a result of the transfer of the substitutional portion, in 2005, the remaining corporate portion of the Welfare Pension Plan was called the CPF since it became subject to the Defined Benefit Corporate Pension Law with reduced benefits payment rate and shorter benefit payment period. In addition, the Company amended the CPF to introduce a "point" based retirement benefit plan. The foregoing amendment generated an unrecognized prior service gain of ¥9,602 million for the year ended March 31, 2005.

Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans. Under such plans, the related cost of benefit is funded or accrued. The benefits are based on the level of salary at retirement or earlier termination of employment, the years of service and conditions under which termination occurs.

The plan assets and pension obligations for the defined benefit pension plans of domestic and foreign defined benefit pension plans are measured at March 31 in each fiscal year.

Net periodic benefit costs for the domestic and foreign defined benefit pension plans for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen						Thousands of U.S. Dollars	
	2004		2005		**2006**		**2006**	
	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans
Service cost	¥ 5,752	¥ 542	¥ 4,540	¥ 565	**¥ 4,552**	**¥ 417**	**$ 38,906**	**$ 3,564**
Interest cost	4,819	639	5,224	693	**2,361**	**755**	**20,179**	**6,453**
Expected return on assets	(3,127)	(442)	(3,729)	(580)	**(2,313)**	**(684)**	**(19,769)**	**(5,846)**
Amortization of unrecognized net actuarial loss	4,060	11	3,225	52	**2,211**	**45**	**18,897**	**385**
Amortization of unrecognized net assets at date of application	(504)	–	(504)	–	**(504)**	**–**	**(4,308)**	**–**
Amortization of unrecognized prior service (gain) loss	(899)	16	(899)	4	**(1,573)**	**3**	**(13,444)**	**25**
Settlement loss	–	–	51,893	–	**–**	**–**	**–**	**–**
Curtailment (gain) loss	–	(18)	–	26	**(15)**	**–**	**(128)**	**–**
Derecognition of previously accrued salary progression	–	–	(2,402)	–	**–**	**–**	**–**	**–**
Net periodic benefit cost	¥10,101	¥ 748	¥57,348	¥ 760	**¥ 4,719**	**¥ 536**	**$ 40,333**	**$ 4,581**
Actuarial assumptions used to determine net periodic pension cost:								
Discount rate	3.2%	6.1%	3.4%	5.6%	**2.5%**	**5.4%**		
Rate of salary increase	2.6%	3.9%	2.6%	4.0%	**–***	**4.0%**		
Long-term rate of return on plan assets	3.9%	7.6%	3.9%	7.0%	**3.9%**	**7.2%**		

* The net periodic pension costs are determined using cumulative points and not salaries. The net periodic pension costs for the year ended March 31, 2006 was calculated on the basis of an annual increase in points of 3.0%.

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets of the domestic and foreign defined benefit pension plans are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		2006		2006	
	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans
Change in benefit obligation:						
Benefit obligation at beginning of year	¥154,125	¥12,574	**¥ 94,410**	**¥13,595**	**$ 806,923**	**$116,197**
Service cost	4,540	565	**4,552**	**417**	**38,906**	**3,564**
Interest cost	5,224	693	**2,361**	**755**	**20,179**	**6,453**
Plan participants' contribution	39	110	**–**	**113**	**–**	**966**
Actuarial loss	36,091	781	**1,222**	**1,784**	**10,444**	**15,248**
Lump-sum cash payments	(1,878)	–	**(2,462)**	**–**	**(21,043)**	**–**
Benefits paid	(1,910)	(228)	**(1,655)**	**(298)**	**(14,145)**	**(2,547)**
Transfer of substitutional portion	(92,219)	–	**–**	**–**	**–**	**–**
Plan amendment	(9,602)	–	**(1,219)**	**–**	**(10,419)**	**–**
Curtailment	–	(1,412)	**(141)**	**–**	**(1,204)**	**–**
Translation adjustments	–	512	**–**	**695**	**–**	**5,940**
Benefit obligation at end of year	¥ 94,410	¥13,595	**¥ 97,068**	**¥17,061**	**$ 829,641**	**$145,821**
Change in plan assets:						
Fair value of plan assets at beginning of year	¥ 95,595	¥ 7,656	**¥ 59,325**	**¥ 9,330**	**$ 507,051**	**$ 79,744**
Actual return on plan assets	2,704	499	**14,385**	**1,339**	**122,949**	**11,444**
Employer contribution	5,895	990	**7,661**	**726**	**65,479**	**6,205**
Plan participants' contribution	39	110	**–**	**113**	**–**	**966**
Lump-sum cash payments	(1,878)	–	**(2,462)**	**–**	**(21,043)**	**–**
Benefits paid	(1,910)	(228)	**(1,655)**	**(298)**	**(14,145)**	**(2,547)**
Transfer of substitutional portion	(41,120)	–	**–**	**–**	**–**	**–**
Translation adjustments	–	303	**–**	**538**	**–**	**4,598**
Fair value of plan assets at end of year	¥ 59,325	¥ 9,330	**¥ 77,254**	**¥11,748**	**$ 660,291**	**$100,410**
Funded status	¥ (35,085)	¥ (4,265)	**¥(19,814)**	**¥ (5,313)**	**$(169,350)**	**$ (45,411)**
Unrecognized actuarial loss	44,957	1,814	**31,770**	**2,775**	**271,538**	**23,719**
Unrecognized net assets at the date of application	(935)	–	**(431)**	**–**	**(3,684)**	**–**
Unrecognized prior service cost (gain)	(20,612)	58	**(20,258)**	**55**	**(173,145)**	**470**
Net amount recognized	¥ (11,675)	¥ (2,393)	**¥ (8,733)**	**¥ (2,483)**	**$ (74,641)**	**$ (21,222)**
Amounts recognized in the statement of financial position consist of:						
Accrued benefit liabilities	¥ (32,759)	¥ (3,263)	**¥(15,893)**	**¥ (4,106)**	**$(135,838)**	**$ (35,094)**
Accumulated other comprehensive income	21,084	870	**7,160**	**1,623**	**61,197**	**13,872**
Net amount recognized	¥ (11,675)	¥ (2,393)	**¥ (8,733)**	**¥ (2,483)**	**$ (74,641)**	**$ (21,222)**
Accumulated benefit obligation at end of year	¥ 92,074	¥12,344	**¥ 92,161**	**¥15,435**	**$ 787,701**	**$131,923**
Actuarial assumptions used to determine benefit obligations:						
Discount rate	2.5%	5.4%	**2.5%**	**4.9%**		
Rate of salary increase	–*	4.0%	**–***	**2.5%**		

* The benefit obligations are determined using cumulative points and not salaries. The benefit obligations at March 31, 2005 and 2006 were calculated on the basis of an annual increase in points of 3.0%.

The aggregate projected benefit obligations and the aggregate fair value of plan assets for the domestic pension plans for which projected benefit obligations exceed plan assets are ¥90,741 million ($775,564 thousand) and ¥70,872 million ($605,744 thousand) at March 31, 2006.

The aggregate accumulated benefit obligations and the aggregate fair value of plan assets for the domestic pension plans for which accumulated benefit obligations exceed plan assets are ¥87,035 million ($743,889 thousand) and ¥70,872 million ($605,744 thousand) at March 31, 2006.

The aggregate accumulated benefit obligations and the aggregate fair value of plan assets for the U.S. and European pension plans for which accumulated benefit obligations exceed plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Accumulated benefit obligations	¥11,474	**¥15,161**	**$129,581**
Fair value of plan assets	8,369	**11,447**	**97,838**

The unrecognized prior service gain/cost, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees.

The Company determines the expected long-term rate of return on pension plan assets based on weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan asset. Expected long-term return by asset category is derived from historical studies by investment advisors.

The pension plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

Asset Category	2005	**2006**
Equity securities	53%	**57%**
Debt securities	34	**35**
Other	13	**8**
Total	100%	**100%**

The Company's investment policy is to maintain a diversified portfolio of asset classes with the primary goal of producing an adequate return that, when combined with the Company's contribution, will maintain the fund's ability to meet future cash requirements for pension benefit payments. For primary domestic pension plans, the target asset allocation is established based on long-term pension plan asset/liability studies, and the weighted-average target asset allocation for these plans at March 31, 2006 is; equity securities 56%, debt securities 41%, other 3%. All the assets are externally managed and investment managers have discretion to carry out investment operations within their respective mandates specified by the Company.

With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

The Company expects to contribute ¥6,701 million ($57,274 thousand) to its defined benefit plans in the year ending March 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 9,402	$ 80,359
2008	3,435	29,359
2009	3,878	33,145
2010	4,309	36,829
2011	4,965	42,436
Years 2012–2016	25,830	220,769

13. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the year ended March 31, 2004 and 41% for the years ended March 31, 2005 and 2006 in Japan.

Income tax expense for the year ended March 31, 2004 included ¥682 million charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.

The Company's provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

			Millions of Yen	Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Computed tax expense at normal statutory tax rate	¥17,022	¥ (847)	**¥(29,178)**	**$(249,385)**
Increase (decrease) resulting from:				
Loss operations	1,294	6,137	**39,814**	**340,291**
Realization of tax benefit of operating loss carryforwards	(395)	(671)	**(1,005)**	**(8,590)**
Expenses not deductible for tax purpose:				
Domestic	272	243	**192**	**1,641**
Foreign	120	413	**205**	**1,752**
Difference in foreign and Japanese tax rates	(1,535)	(1,784)	**(1,383)**	**(11,820)**
Effect of tax rate change on deferred taxes	432	–	**–**	**–**
Liquidation of ELDis, Inc.	–	–	**(13,503)**	**(115,410)**
Tax benefit for discontinued operations	3,025	–	**–**	**–**
Tax credit for research and development expenses	(898)	(232)	**(141)**	**(1,205)**
Other	(1,168)	1,028	**339**	**2,897**
Provision for income taxes	¥18,169	¥ 4,287	**¥ (4,660)**	**$ (39,829)**

Total income taxes provided for the years ended March 31, 2004, 2005 and 2006 are as follows:

			Millions of Yen	Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Provision for income taxes (benefit) on income from continuing operations	¥18,169	¥ 4,287	**¥(4,660)**	**$(39,829)**
Provision for income taxes (benefit) on income from discontinued operations	(1,892)	555	**482**	**4,120**
Shareholders' equity—directly charged (credited):				
Minimum pension liability adjustments	6,953	8,225	**5,505**	**47,051**
Net unrealized gains on securities	4,009	(593)	**1,460**	**12,479**
Total	¥27,239	¥12,474	**¥ 2,787**	**$ 23,821**

Income from continuing operations before income taxes and income taxes comprised the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Income (loss) from continuing operations before income taxes:				
Domestic	¥16,737	¥ 2,649	**¥(69,834)**	**$(596,872)**
Foreign	23,791	(4,716)	**(1,331)**	**(11,376)**
Total	¥40,528	¥(2,067)	**¥(71,165)**	**$(608,248)**
Income taxes—Current:				
Domestic	¥ 9,935	¥ 6,260	**¥ 5,232**	**$ 44,718**
Foreign	7,183	909	**2,842**	**24,291**
Total	¥17,118	¥ 7,169	**¥ 8,074**	**$ 69,009**
Income taxes—Deferred:				
Domestic	¥ (837)	¥(1,659)	**¥(13,854)**	**$(118,410)**
Foreign	1,888	(1,223)	**1,120**	**9,572**
Total	¥ 1,051	¥(2,882)	**¥(12,734)**	**$(108,838)**

The significant components of the deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		**2006**		**2006**	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 5,590	–	**¥ 6,198**	**–**	**$ 52,974**	**–**
Marketable equity securities	2,040	¥4,445	**2,092**	**¥ 7,074**	**17,880**	**$ 60,461**
Allowance for notes and accounts receivable	824	–	**871**	**–**	**7,445**	**–**
Accrued expenses	16,316	–	**22,549**	**–**	**192,726**	**–**
Warranty reserve	1,863	–	**1,969**	**–**	**16,829**	**–**
Tax loss carryforwards	21,232	–	**52,832**	**–**	**451,556**	**–**
Pension and severance cost	15,116	–	**8,905**	**–**	**76,111**	**–**
Property	4,230	–	**17,981**	**–**	**153,684**	**–**
Depreciation	3,029	490	**4,119**	**342**	**35,205**	**2,923**
Royalty receivable	539	–	**472**	**–**	**4,034**	**–**
Other	6,539	2,469	**2,275**	**4,718**	**19,445**	**40,325**
Total	77,318	7,404	**120,263**	**12,134**	**1,027,889**	**103,709**
Valuation allowance	(20,605)	–	**(53,112)**	**–**	**(453,949)**	**–**
Total	¥ 56,713	¥7,404	**¥ 67,151**	**¥12,134**	**$ 573,940**	**$103,709**

The changes in the valuation allowance for the years ended March 31, 2004, 2005 and 2006 are as follows:

Valuation Allowance	Millions of Yen 2004	2005	2006	Thousands of U.S. Dollars 2006
Balance at beginning of year	¥15,292	¥11,591	**¥20,605**	**$176,111**
Addition*	1,956	12,851	**35,118**	**300,154**
Deduction	(5,469)	(3,963)	**(2,948)**	**(25,196)**
Translation adjustments	(188)	126	**337**	**2,880**
Balance at end of year	¥11,591	¥20,605	**¥53,112**	**$453,949**

* "Addition" includes valuation allowance of ¥7,953 million recognized by PPD at the time of acquisition at September 30, 2004.

The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations. Increase in valuation allowance for the year ended March 31, 2005 was mainly due to losses incurred at certain subsidiaries for which the realization of the related deferred tax assets was determined not to be more likely than not. Increase in valuation allowance for the year ended March 31, 2006 was mainly due to losses incurred at the parent company and certain subsidiaries.

At March 31, 2006, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥ 542	$ 4,633
2008	624	5,333
2009	285	2,436
2010	3,196	27,316
2011	7,307	62,453
Thereafter	123,075	1,051,923
Total	¥135,029	$1,154,094

No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2005 and 2006 amounted to approximately ¥115,606 million and ¥134,148 million ($1,146,564 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

14. Shareholders' equity:

Common Stock and Capital Surplus—

As permitted by the Commercial Code of Japan (the "Code") prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,530,564 thousand) would have been transferred from retained earnings to appropriate capital accounts at March 31, 2006.

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus.

Retained Earnings—

Retained earnings consist of legal reserve and unappropriated retained earnings.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash payments applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for appropriations by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payments as described above, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥77,625 million ($663,462 thousand) at March 31, 2006, based on the amount recorded in the parent company's general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform to U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code.

On May 1, 2006, the Company Law became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 31, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends if the company has prescribed so in its articles of incorporation. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

At the general meeting of shareholders held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company's common stock. In August 2002, November 2002, February 2003 and March 2005, the parent company purchased 1,610,000 shares, 2,000,000 shares, 1,500,000 shares and 1,000,000 shares of its common stock, respectively, in the market for the aggregate cost of ¥13,455 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.

The appropriations of retained earnings for the year ended March 31, 2006, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general meeting of shareholders to be held on June 29, 2006 and will be recorded in the parent company's general books of account after shareholders' approval.

15. Stock-based compensation plans:

The Company has a stock option plan as an incentive plan for directors, executive officers and selected employees.

In accordance with approval at the general meeting of shareholders on June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at the general meetings of shareholders on June 27, 2002, June 27, 2003, June 29, 2004, and June 29, 2005, the Company granted share acquisition rights to directors, executive officers and certain employees of the Company. These options are vested and immediately exercisable after two years from the date of grant, and exercise periods are three years from the vesting. The Company recorded the fair value of the stock option as a part of their remuneration.

A summary of information for the Company's stock option plans is as follows:

			Yen		
Years ended March 31	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price	Number of Shares (Thousands)
2002	Stock option	From July 1, 2003 to June 30, 2006	¥3,791	¥3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	2,951	2,845	313
2005	Stock option	From July 3, 2006 to June 30, 2009	2,944	2,660	316
2006	Stock option	From July 2, 2007 to June 30, 2010	**1,828**	**1,658**	**315**

			U.S. Dollars	
Years ended March 31	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Dates Share Price
2006	Stock option	From July 2, 2007 to June 30, 2010	**$15.62**	**$14.17**

Remuneration costs recognized for stock-based compensation plans for the years ended March 31, 2004, 2005 and 2006 were ¥305 million, ¥270 million and ¥175 million ($1,495 thousand), respectively.

The weighted-average fair value per share at the date of grant for the stock options granted during the years ended March 31, 2004, 2005 and 2006 were ¥907, ¥654 and ¥306 ($2.62), respectively. The fair value of the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2004	2005	**2006**
Risk-free interest rate	0.34%	0.50%	**0.23%**
Expected lives	3.48 years	3.48 years	**3.48 years**
Expected volatility	48.13%	40.02%	**31.98%**
Expected dividends	0.88%	0.93%	**0.90%**

A summary of the status of the Company's warrants, which expired through August 26, 2004, and options at March 31, 2004, 2005 and 2006, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share	
			Yen	U.S. Dollars
Outstanding at March 31, 2003	1,643	2.5	¥3,441	
Granted	313		2,951	
Expired	(284)		4,728	
Outstanding at March 31, 2004	1,672	2.4	¥3,131	
Granted	316		2,944	
Exercised	(4)		2,477	
Expired	(413)		3,266	
Outstanding at March 31, 2005	1,571	2.5	¥3,059	$26.15
Granted	**315**		**1,828**	**15.62**
Expired	**(191)**		**4,400**	**37.61**
Outstanding at March 31, 2006	**1,695**	**2.3**	**¥2,679**	**$22.90**
Exercisable at March 31, 2005	942		¥3,133	
Exercisable at March 31, 2006	**1,064**		**¥2,852**	**$24.38**

16. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
	Millions of Yen			
Balance at March 31, 2003	¥(32,675)	¥ 3,348	¥(26,302)	¥(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)
Balance at March 31, 2004	(22,930)	9,103	(48,002)	(61,829)
Adjustments for the year	11,744	(853)	3,269	14,160
Balance at March 31, 2005	(11,186)	8,250	(44,733)	(47,669)
Adjustments for the year	**7,506**	**2,102**	**17,969**	**27,577**
Balance at March 31, 2006	**¥ (3,680)**	**¥10,352**	**¥(26,764)**	**¥(20,092)**

	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
	Thousands of U.S. Dollars			
Balance at March 31, 2005	$(95,607)	$70,513	$(382,333)	$(407,427)
Adjustments for the year	**64,154**	**17,966**	**153,581**	**235,701**
Balance at March 31, 2006	**$(31,453)**	**$88,479**	**$(228,752)**	**$(171,726)**

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2004:				
Minimum pension liability adjustments	¥ 16,803	¥ (6,953)	¥ (105)	¥ 9,745
Net unrealized gains on securities:				
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	–	(6)
Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	(23,010)	–	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	–	–	398
Net foreign currency translation adjustments	(22,612)	–	912	(21,700)
Other comprehensive income (loss)	¥ 3,971	¥(10,962)	¥ 791	¥ (6,200)
2005:				
Minimum pension liability adjustments	¥ 20,003	¥ (8,225)	¥ (34)	¥ 11,744
Net unrealized gains on securities:				
Unrealized holding gains arising during year	843	(347)	4	500
Less—Reclassification adjustment for gains realized in net income	(2,293)	940	–	(1,353)
Net unrealized losses	(1,450)	593	4	(853)
Foreign currency translation adjustments	3,292	–	(23)	3,269
Other comprehensive income (loss)	¥ 21,845	¥ (7,632)	¥ (53)	¥ 14,160
2006:				
Minimum pension liability adjustments	**¥ 13,171**	**¥ (5,505)**	**¥ (160)**	**¥ 7,506**
Net unrealized gains on securities:				
Unrealized holding gains arising during year	**9,534**	**(3,904)**	**(10)**	**5,620**
Less—Reclassification adjustment for gains realized in net income	**(5,962)**	**2,444**	**–**	**(3,518)**
Net unrealized gains	**3,572**	**(1,460)**	**(10)**	**2,102**
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	**18,986**	**–**	**(865)**	**18,121**
Less—Reclassification adjustment for gains realized in net income	**(152)**	**–**	**–**	**(152)**
Foreign currency translation adjustments	**18,834**	**–**	**(865)**	**17,969**
Other comprehensive income (loss)	**¥ 35,577**	**¥ (6,965)**	**¥(1,035)**	**¥ 27,577**

66

	Thousands of U.S. Dollars			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2006:				
Minimum pension liability adjustments	**$112,573**	**$(47,051)**	**$(1,368)**	**$ 64,154**
Net unrealized gains on securities:				
Unrealized holding gains arising during year	**81,487**	**(33,368)**	**(85)**	**48,034**
Less—Reclassification adjustment for gains realized in net income	**(50,957)**	**20,889**	**–**	**(30,068)**
Net unrealized gains	**30,530**	**(12,479)**	**(85)**	**17,966**
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	**162,273**	**–**	**(7,393)**	**154,880**
Less—Reclassification adjustment for gains realized in net income	**(1,299)**	**–**	**–**	**(1,299)**
Foreign currency translation adjustments	**160,974**	**–**	**(7,393)**	**153,581**
Other comprehensive income (loss)	**$304,077**	**$(59,530)**	**$(8,846)**	**$235,701**

17. Restructuring plans:

As part of its effort to improve the performance of the various businesses, the Company implemented a number of restructuring initiatives. The following is a summary of significant restructuring activities:

During the year ended March 31, 2005, the Company decided to withdraw from the sale of set-top boxes for cable TV providers in the United States in order to shift its research and development resources toward products for the open cable market. The Company continues to manufacture and sell cable TV set-top boxes in Japan; and there was no separate financial reporting for the distribution of the cable TV set-top boxes to the U.S. market. As a result of this decision, the Company recognized an impairment loss of ¥587 million related to software used in the manufacture of cable TV set-top boxes to the U.S. market; and, in addition to the impairment loss, recorded ¥1,758 million for asset disposal and contract termination costs and ¥25 million for special termination benefits in "Other" and "Special termination benefits" of other deductions of cost and expenses in the consolidated statements of operations for the year ended March 31, 2005.

During the year ended March 31, 2005, the Company made a decision to close a car electronics plant in Mexico as part of the integration plan in foreign manufacturing companies. As a result of this closure, this subsidiary recognized an impairment loss of ¥477 million for the year ended March 31, 2005 and recorded involuntary special termination benefits of ¥197 million ($1,684 thousand) for the year ended March 31, 2006. These were recorded in "Impairment of long-lived assets" and "Special termination benefits" of other deductions of cost and expenses, respectively. This restructuring activity was substantially completed in the year ended March 31, 2006 and no liability existed at March 31, 2006.

During the year ended March 31, 2006, the Company decided to close a car electronics plant in Belgium as part of the integration plan in foreign manufacturing companies. As a result of this decision, this subsidiary recorded involuntary special termination benefits of ¥2,977 million ($25,444 thousand) and an impairment loss of ¥557 million ($4,761 thousand) related to the property and equipment for the year ended March 31, 2006. These were included in "Special termination benefits" and "Impairment of long-lived assets" of other deductions of cost and expenses, respectively. Furthermore, the Company recorded contract termination costs of ¥253 million ($2,162 thousand) and other associated costs of ¥595 million ($5,085 thousand) which were included in "Other" of other deductions of cost and expenses for the year ended March 31, 2006. This restructuring activity was substantially completed and the remaining liability balance at March 31, 2006 was ¥2,754 million ($23,538 thousand).

In addition to the restructuring efforts disclosed above, the Company has undergone several head count reduction programs to further reduce operating costs. In Japan, twelve Pioneer Group domestic companies, including the parent company, implemented voluntary early retirement programs in February 2006. In relation to these programs, the Company recorded special termination benefits of ¥10,760 million ($91,966 thousand) for the year ended March 31, 2006 when employees accepted the offer and the amount could be reasonably estimated. The remaining liability balance at March 31, 2006 of ¥10,760 million ($91,966 thousand) will be paid during the year ending March 31, 2007. In addition, certain foreign subsidiaries recorded voluntary special termination benefits of ¥161 million ($1,376 thousand) for the year ended March 31, 2006. There were included in "Special termination benefits" of other deductions of cost and expenses in the consolidated statements of operations.

In connection with the restructuring plan, during the year ended March 31, 2006, the Company decided to withdraw from the TFT substrate business which had been carried out by ELDis, Inc., an equity method investee, which was 47.5% owned by Tohoku Pioneer Corporation, a 67.1% owned subsidiary. ELDis, Inc. was liquidated in March 2006 with the Company assuming its long-term debt amounting to ¥25,357 million ($216,726 thousand). The Company recorded losses of ¥24,139 million ($206,316 thousand) in "Equity in losses of affiliated companies" in the consolidated statements of operations for the year ended March 31, 2006; which included the long-term debt assumed of ¥25,357 million and gain on disposal and others of ¥1,922 million ($16,427 thousand).

18. Supplemental information:

Supplemental information for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Research and development expenses charged to cost and expenses	¥51,449	¥55,858	**¥63,442**	**$542,239**
Advertising costs charged to expense as incurred	12,813	11,587	**10,961**	**93,684**

Other income of revenues for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Gain on sale of available-for-sale securities and sundry investments	¥ 37	¥2,309	**¥5,711**	**$48,812**
Foreign exchange gain, net	–	480	**–**	**–**
Dividend income	319	378	**481**	**4,111**
Other	123	257	**597**	**5,103**
Total other income	¥479	¥3,424	**¥6,789**	**$58,026**

Other deductions of cost and expenses for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Impairment of long-lived assets	–	¥4,460	**¥41,422**	**$354,034**
Special termination benefits	–	25	**14,095**	**120,470**
Write-down of available-for-sale securities and sundry investments	¥ 245	51	**133**	**1,137**
Foreign exchange loss, net	1,192	–	**2,326**	**19,880**
Other	152	1,800	**2,044**	**17,470**
Total other deductions	¥1,589	¥6,336	**¥60,020**	**$512,991**

19. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees' residential facilities.

An analysis of assets under capital leases was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	**2006**	**2006**
Machinery and equipment	¥12,625	**¥13,041**	**$111,461**
Accumulated depreciation	(1,794)	**(5,066)**	**(43,299)**
Total	¥10,831	**¥ 7,975**	**$ 68,162**

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2006:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥3,277	$28,009
2008	2,649	22,641
2009	650	5,555
2010	640	5,470
2011	629	5,376
2012 and thereafter	790	6,752
Total minimum lease payments	8,635	73,803
Less—Amount representing interest	384	3,282
Present value of net minimum lease payment	8,251	70,521
Less—Current obligations	3,094	26,444
Long-term capital lease obligations	¥5,157	$44,077

Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006 aggregated ¥5,991 million, ¥8,123 million and ¥7,520 million ($64,274 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 are as follows:

Years ending March 31	Millions of Yen	Thousands of U.S. Dollars
2007	¥2,511	$21,462
2008	1,976	16,889
2009	1,470	12,564
2010	849	7,256
2011	472	4,034
Thereafter	1,171	10,009
Total minimum future rentals	¥8,449	$72,214

20. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The notional amounts of forward exchange contracts at March 31, 2005 and 2006 were ¥34,950 million and ¥38,864 million ($332,171 thousand), respectively. The notional amounts of currency options purchased at March 31, 2006 were ¥9,128 million ($78,017 thousand). The notional amounts of currency options written at March 31, 2006 were ¥9,128 million ($78,017 thousand).

To change currency and interest rate features of intercompany finance transactions, the Company enters into currency swap contracts with banks. Currency swap contracts effectively change, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings.

The notional amounts of currency swap contracts at March 31, 2005 and 2006 were ¥35,489 million and ¥55,667 million ($475,786 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

21. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2005 and 2006:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		**2006**		**2006**	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:						
Available-for-sale securities	¥ 22,268	¥ 22,268	**¥ 24,733**	**¥ 24,733**	**$ 211,393**	**$ 211,393**
Sundry investments	411	452	**396**	**479**	**3,385**	**4,094**
Long-term receivables	185	179	**145**	**140**	**1,239**	**1,197**
Other financial instruments:						
Forward exchange contracts	50	50	**105**	**105**	**897**	**897**
Currency swap	190	190	**2,706**	**2,706**	**23,128**	**23,128**
Currency option	–	–	**69**	**69**	**590**	**590**
Liabilities:						
Long-term debt, including current maturity	(100,495)		**(100,135)**		**(855,854)**	
Less—Capital lease obligations	11,129		**8,251**		**70,521**	
Long-term debt—net	(89,366)	(84,301)	**(91,884)**	**(86,316)**	**(785,333)**	**(737,744)**
Other financial instruments:						
Forward exchange contracts	(555)	(555)	**(352)**	**(352)**	**(3,009)**	**(3,009)**
Currency swap	(3,009)	(3,009)	**(125)**	**(125)**	**(1,068)**	**(1,068)**
Currency option	–	–	**(60)**	**(60)**	**(513)**	**(513)**

Estimation of Fair Values—

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and trade payables.

The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 5.

Sundry investments included non-marketable equity securities, amounting to ¥2,977 million and ¥2,793 million ($23,872 thousand) at March 31, 2005 and 2006, respectively, and memberships amounting to ¥411 million and ¥396 million ($3,385 thousand) at March 31, 2005 and 2006, respectively. The corresponding fair values of non-marketable equity securities at those dates were not computed as such estimation is not practicable. The fair values of memberships were estimated based on the market price.

The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.

The fair values of the Company's long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.

The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at estimated current replacement cost.

The fair values of the Company's contingent liabilities for guarantees of loans are not significant.

22. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income (loss) per share computation for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Income (loss) from continuing operations	¥19,464	¥(10,112)	**¥(85,758)**	**$(732,974)**
Effect of dilution—Zero coupon convertible bonds	(21)	–	**–**	**–**
Income (loss) from continuing operations—diluted	¥19,443	¥(10,112)	**¥(85,758)**	**$(732,974)**
Income from discontinued operations, net of tax	¥ 5,374	¥ 1,323	**¥ 772**	**$ 6,598**
Net income (loss)	¥24,838	¥ (8,789)	**¥(84,986)**	**$(726,376)**
Effect of dilution—Zero coupon convertible bonds	(21)	–	**–**	**–**
Net income (loss)—diluted	¥24,817	¥ (8,789)	**¥(84,986)**	**$(726,376)**

	Number of Shares (Thousands)		
Weighted-average common shares outstanding	175,433	175,389	**174,426**
Effect of dilutive convertible bonds	1,115	–	**–**
Effect of stock options	61	–	**–**
Diluted common shares outstanding	176,609	175,389	**174,426**

	Yen			U.S. Dollars
Basic net income per share:				
Income (loss) from continuing operations	¥110.95	¥(57.65)	**¥(491.66)**	**$(4.20)**
Income from discontinued operations, net of tax	30.63	7.54	**4.43**	**0.04**
Net income (loss)	¥141.58	¥(50.11)	**¥(487.23)**	**$(4.16)**
Diluted net income per share:				
Income (loss) from continuing operations	¥110.09	¥(57.65)	**¥(491.66)**	**$(4.20)**
Income from discontinued operations, net of tax	30.43	7.54	**4.43**	**0.04**
Net income (loss)	¥140.52	¥(50.11)	**¥(487.23)**	**$(4.16)**

23. Supplemental schedule:

The changes in the allowance for doubtful receivables for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
Allowance for Doubtful Receivables	2004	2005	**2006**	**2006**
Balance at beginning of year	¥4,631	¥3,534	**¥2,610**	**$22,308**
Charged (credited) to costs and expenses	(667)	(515)	**850**	**7,265**
Deductions for accounts written off	(13)	(497)	**(517)**	**(4,419)**
Translation adjustments	(417)	88	**222**	**1,897**
Balance at end of year	¥3,534	¥2,610	**¥3,165**	**$27,051**

The changes in the warranty reserve for the years ended March 31, 2004, 2005 and 2006 are as follows:

Warranty Reserve	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	**2006**	**2006**
Balance at beginning of year	¥ 6,493	¥ 5,419	**¥ 5,722**	**$ 48,906**
Provision	6,050	8,030	**9,506**	**81,248**
Payments	(6,669)	(7,844)	**(8,972)**	**(76,684)**
Translation adjustments	(455)	117	**347**	**2,966**
Balance at end of year	¥ 5,419	¥ 5,722	**¥ 6,603**	**$ 56,436**

24. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment and raw materials, and other payments approximated ¥26,133 million ($223,359 thousand).

Contingent liabilities at March 31, 2006 principally for loans guaranteed in the ordinary course of business amounted to ¥235 million ($2,009 thousand).

Loans guaranteed at March 31, 2006 are as follows:

Guarantee for	Guaranteed until	Guaranteed Amount: Millions of Yen	Guaranteed Amount: Thousands of U.S. Dollars
Affiliated company	April 1, 2006–March 31, 2007	**¥235**	**$2,009**

The Company entered into this guarantee agreement to sustain the business relationships.

The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.

Pioneer Electronics Deutschland GmbH ("PED"), a wholly owned subsidiary, received an assessment from the German tax authorities in December 2000, which stated income adjustment of EUR 44.4 million (¥6,341 million translated at the foreign exchange rate at March 31, 2006) covering the fiscal years ended March 31, 1993 to 1995, concerning its intercompany purchase prices from Pioneer Europe NV, a wholly owned subsidiary in Belgium. PED, in 2001, contested the assessment and has requested the German and the Belgian tax authorities to try to reach an agreement (through an arbitration proceeding) on the arm's length transfer prices and avoid double taxation. The German tax authorities notified PED in February 2006 that they were not able to reach an agreement with the Belgian tax authorities. PED has requested the German and Belgian tax authorities to continue the arbitration proceeding to resolve the issue. PED, in February 2006, received a tax audit memo (which outlines its preliminary views but does not yet constitute an assessment) from the German tax authorities which stated income adjustment of EUR 50.7 million (¥7,240 million) covering the fiscal years ended March 31, 1996 to 1999. PED made objection to the German tax authorities regarding the basis of this memo. The German tax authorities have not yet issued an assessment for the fiscal years covered in the said tax audit memo. Also, PED understands that the German tax authorities have completed transfer pricing audit for the fiscal years ended March 31, 2000 to 2004. The result of the audit has not been communicated to PED.

The Company, at the date of this report, is unable to reasonably determine the resolution and is unable to currently estimate the amount of the loss, if any, associated with the foregoing assessment, tax audit memo and completed transfer pricing audit.

25. Remuneration of directors, executive officers and corporate auditors:

The aggregate remuneration (including bonuses and stock-based compensation [see Note 15]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2004, 2005 and 2006 totaled ¥1,238 million, ¥1,136 million and ¥974 million ($8,325 thousand), respectively.

Report of Independent Registered Public Accounting Firm

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company's operations which, in our opinion, is required for a complete presentation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2006

Member of
Deloitte Touche Tohmatsu

General Information on Shares

Shares of Common Stock

(Tokyo Stock Exchange since 1961)

Transfer Agent

Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8212, Japan

Its Liaison Offices in Japan

All offices in Japan of Mitsubishi UFJ Trust and Banking Corporation and Nomura Securities Co., Ltd.

Composition of Shareholders (As of March 31, 2006)

	Number of shareholders	Number of shares held (thousand)	Shareholdings (%)
Japanese financial institutions	89	63,477	35.25
Japanese securities companies	39	3,243	1.80
Other Japanese business corporations	352	4,911	2.73
Foreign corporations and individuals	392	68,231	37.89
Japanese individuals and others	40,078	40,199	22.33
Total	40,950	180,063	100.00

Notes: 1. All numbers of shares less than one thousand are disregarded.
2. Japanese individuals and others include 5,641 thousand shares (3.13%) as treasury stock held by the Company.

For further information, please contact:

Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku,
Tokyo 153-8654, Japan

Shareholder Relations Department
Phone: +81-3-3495-4296
Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp

Investor Relations Department
Phone: +81-3-3495-6773
Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp

Pioneer North America, Inc.
Legal and Shareholder Relations Department
2265 East 220th Street,
Long Beach, California 90810, U.S.A.
Phone: +1-310-952-2210
Fax: +1-310-952-2199

Investor Relations
Ten Bank Street, Suite 1060,
White Plains, New York 10606, U.S.A.
Phone: +1-914-259-0006 Ext: 333
Fax: +1-914-259-0010
E-mail: investor_relations@pioneer-usa.com

Pioneer Europe NV
Corporate Planning Division
Haven 1087, Keetberglaan 1,
9120 Melsele, Belgium
Phone: +32-3-570-05-11
Fax: +32-3-570-08-86

Investor Relations
Pioneer House, Hollybush Hill,
Stoke Poges, Slough SL2 4QP, U.K.
Phone: +44-(0)1753-789889
Fax: +44-(0)1753-789880
E-mail: investor_relations@mmd.pioneer.be

Note: Financial information is available at:
http://pioneer.jp/ir-e/

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.

PIONEER CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: July 25, 2006

By ______________________

Tamihiko Sudo
President and Representative Director